


05066594


ADM

Archer Daniels Midland Company


PROCESSED
SEP 27 2005
THOMSON
FINANCIAL

2005 Annual Report

Archer Daniels Midland Company reported record earnings of $1.04 billion, or $1.59 per share, in fiscal 2005, while increasing return on beginning of the year shareholders' equity to 13.6%. Record financial performance in fiscal 2005 continues a pattern of uninterrupted profitability extending more than 100 years.

ADM is one of the world's largest processors of soybeans, corn, wheat and cocoa, delivering products such as protein meals, oils, sweeteners, ethanol and flour to customers around the world. More than 25,000 employees at over 500 agricultural processing and distribution facilities apply market insights and good judgment—intellectual capital—to build and maintain customer relationships. While many ADM products are commodities, the Company differentiates itself through logistics management, quality assurance programs and product development support, among other services valued by customers.

Today, ADM is benefiting from strategic investments of the past decades, including such products as ethanol and cocoa, along with positioning assets to support rising demand in Asia. New initiatives—both independent investments and partnerships with other firms—focus on established market trends as well as emerging opportunities created by shifting energy economics.

Although ADM's markets can be volatile in the short term, the Company has demonstrated a strong, long-term track record of successful investment in agricultural markets. ADM is applying its substantial intellectual and financial capital to continue to build on that track record.

CONTENTS

Financial Highlights

	2005	2004
	(Dollars in thousands, except share data)	
Net sales and other operating income	**$ 35,943,810**	$ 36,151,394
Net earnings	**1,044,385**	494,710
Cash dividends	**209,425**	174,109
Gross additions to property, plant, and equipment	**647,378**	620,633
Depreciation	**664,652**	685,613
Working capital	**4,343,837**	3,588,759
Net property, plant and equipment	**5,184,380**	5,254,738
Long-term debt	**3,530,140**	3,739,875
Shareholders' equity	**8,433,472**	7,698,216
Weighted average shares outstanding – basic	**654,242,000**	647,698,000
Weighted average shares outstanding – diluted	**656,123,000**	649,810,000
Per common share		
Net earnings – basic	**$ 1.60**	$ 0.76
Net earnings – diluted	**1.59**	0.76
Cash dividends	**0.32**	0.27
Working capital	**6.68**	5.51
Shareholders' equity	**12.97**	11.83
Number of shareholders	**23,091**	24,394
Number of employees	**25,641**	26,317

Earnings per Share
(in dollars)

$0.58
$0.78
$0.70
$0.76
$1.59
2001
2002
2003
2004
2005

Cash Dividends
(in millions)

$125
$130
$156
$174
$209
2001
2002
2003
2004
2005

Shareholders' Equity
(in billions)


$6.33
$6.75
$7.07
$7.70
$8.43
2001
2002
2003
2004
2005


ADM

Dear Shareholders:



This past year ADM reported record earnings of $1 billion, producing double-digit returns on shareholders' equity. These results reflect the application of our intellectual capital to the management of our network of global assets. Our strong cash flows were reinvested in our businesses, used to strengthen our balance sheet, and returned to our shareholders as dividends and share repurchases. Our financial condition is solid and we are positioned to seize future opportunities in our markets.

The foundation for our business is agricultural processing. Whether we are creating ethanol from corn, protein meal from oilseeds, flour from wheat, or producing hundreds of other products, ADM is the essential link between the local farm and the global economy. We recognize the sustainable value to be derived from nature's bounty. This value can be expanded and we are greatly encouraged by the confluence of global trends that exists today.

First among these trends is the growth of major economies in the world's most populous nations, specifically China and India. In these nations, and across much of Asia, economic development is following a predictable pattern. Development leads to expanded incomes, a growing middle class and increased demand for protein. ADM is currently positioned with global investments that serve these growing needs. We have invested in crop sourcing, distribution and processing facilities that support rising consumer expectations. The same holds true in Eastern Europe, where we have invested in facilities to serve growing markets.

Economic growth also drives demand for energy and ADM's investments in ethanol and biodiesel production appear timely. Led by growing energy


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demand from China and India, along with expanded requirements in North America and Europe, global energy markets are creating new opportunities for fuel derived from renewable crops.

Technology completes the equation for expanded agricultural value. In addition to ADM serving as an essential link between the farm and the global economy, we are increasingly becoming an essential link between innovative technologies and production expertise. Higher petroleum prices and tight energy supplies create new constraints in many industries. ADM is expanding its research partnerships to develop alternative products from renewable, agricultural feedstocks. As we close out the summer of 2005, we see increasing evidence that agriculture's value will rise sharply around the globe, driving both long and short-term opportunities for ADM.

There is no direct route from the opportunities we discover today to the fiscal results of tomorrow. We are confident that long-term trends are emerging to support significant growth potential in our industry. Just as we have committed to you in the past, we will invest in the future with discipline, to create growing returns for our shareholders.

Sincerely,

G. Allen Andreas
Chairman and Chief Executive

Resourceful by Nature

Intellectual Capital Drives Higher Returns from ADM's Global Facilities and Investments

Intellectual capital is the difference between a piano and a concert, the ingredient that transforms cloth into clothes and paint into paintings. In business, it's the difference between an investment of capital and the return on that investment.

"The people on our account are very responsive; they obviously value our business. They check in with both the buyers and the people at the plants to make sure things are going well. We have to work hard to win sales at our own stores and we appreciate the fact that ADM works hard to make our product better."

Gary Oelrich
Senior Procurement Manager
The Kroger Co.

While it doesn't appear on the balance sheet, intellectual capital is a core driver of competitive positioning and profitability for Archer Daniels Midland In the global and local markets where ADM competes, return on investment in assets and operations requires deep and long-term insight into agri-business. ADM must make the right decisions – whether sourcing crops, where prices can change by the minute, or investing in processing facilities with 40-year lives.

ADM has established a strong competitive position through its global network of origination and processing facilities, distribution hubs and transportation equipment. These assets offer grea flexibility and capacity to meet changing global demand and trade patterns, both on a daily basis and over the long term.

At the same time, it's not enough to simply create a global network of assets. Equally critical is the choice of location and timing. Target a growth markel too early and invested capital stands idle for years, generating little or no returns. Enter a market too late, however, and it's likely that competitors wil have captured important market share.


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Each day brings new opportunity for those prepared to invest the intellectual and financial capital that drives long-term growth. ADM's record of customer service, agricultural processing and financial performance results from both an unsurpassed network of facilities and the powerful insights of more than 25,000 employees. Most people look at a farm and see corn, or soybeans or wheat. At Archer Daniels Midland, we see opportunity.

"ADM recognizes that you can sell a commodity product, but you don't have to treat it like a commodity. That makes a difference for us."

Quality Manager
Major Beverage Company

Net Earnings
(in millions)


$383
$511
$451
$747*
$1,044
2001
2002
2003
2004
2005

**Represents 2004 net earnings of $495 million plus a $252 million net of tax charge related to the HFCS litigation settlement in 2004.*


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The intellectual capital that delivers success is difficult to measure in the short term, but long-term performance provides compelling evidence of its impact. **ADM has reported more than 100 years of uninterrupted profitability – a strong indicator of the insight that drives decisions.** Over the past decades, the Company's successful investments in Asian markets, cocoa facilities, North American ethanol and other growth opportunities are all reflections of long-term initiatives pursued with insight. Record financial results in 2005, following a strong year in 2004, reflect effective investments in core operations, joint ventures and other opportunities.

Fiscal 2005 profitability continues a pattern built over the past several years, as ADM deploys financial and intellectual capital in increasingly effective ways. Over the past five years, for example, net earnings have more than tripled, while the net property, plant and equipment required to generate those results actually declined 2%. Over the same period, return on beginnin of year equity increased to 13.6% from 6.3%

These gains result in no small measure from an increased effort to maximiz long-term returns on shareholders' invested capital. While global positionin and expansion of assets have been critical to growth in decades past, the Company's emphasis has shifted in more recent years to increasing returns from the network already in place. New investments are being made, of course, but the relative balance has shifted as the potential of ADM's global



Economic development leads to rising incomes and increased demand for higher food quality and nutrition in almost any nation. Industrial expansion in China has created several growing markets for ADM, from soybean meals used in animal feeds to refined soy oils sold in retail stores. ADM's expansion of sourcing facilities in South America and joint venture investments in processing facilities in China comprise a strong commitment of capital and talent to one of the world's most powerful engines of economic growth.

network is realized. Financial performance improvements flow from increased emphasis on efficiencies, deployment of assets into higher-growth or higher-value segments and the discipline to limit investment where substantial new capacity could disrupt the balance between input costs and output pricing.

"ADM is a big company, but you treat us like we're your only customer. As we make acquisitions, we try to use ADM more and more."

Michael Oliveri
Vice President, Purchasing/Planning
NBTY Inc.

At the same time, the Company has increased collaboration and planning with many customers, moving up the value chain and solidifying long-term relationships in the process. In commodity markets, customers often choose vendor on the basis of responsiveness, technical support, flexibility, logistics expertise and long-term commitment.

Customers often say that their choice of ADM is strengthened by the Company's ability to manage distribution logistics, ensuring timely delivery when truck or railroad service is less than optimal. Others note the support they receive in securing long-term pricing or effective hedges of their commodity costs. ADM consistently delivers intellectual capital along with products as diverse as corn sweetener chocolate, ethanol, protein meal, vegetable oil and flour.

Product insight and customer commitment lead to increased opportunities to move up the value chain at customer organizations, including joint development of new or reformulated ingredients for food processors and


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To the consumer, a mid-day snack seems fairly simple, but the process of developing a new snack line is highly complex. In 2005, as Flowers Foods developed its new Mrs. Freshley's Snack-Away line of healthier snack cakes, ADM's research team worked closely with Flowers' R&D and marketing team to perfect the balance of nutrition, taste, mouth feel and production efficiency.

> ***"We certainly feel comfortable after we make a trade with ADM that they'll deliver what they committed to. The best word I can use is 'comfort.'"***
>
> Jim Thomas
> Vice President, Feed Ingredient Purchasing
> Pilgrim's Pride Corporation

Segment Operating Profit
(in millions)



$903
$1,040
$1,010
$1,561
$1,551
2001
2002
2003
2004
2005



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industrial companies. Experience shows that successful collaboration creates the potential to expand the customer relationship.

Looking out over the coming decade, ADM's intellectual capita is increasingly focused on new or expanded product opportunities in both current and non-traditional markets. In existing markets, ADM is emphasizing efficiencies, customer relationships, core profitability and product breadth as fundamental growth drivers. Both withir and beyond those markets, though, global trends suggest the potential for fundamental change.

The largest single driver of change today is energy cost, specifically the costs of petroleum-based products. As oil prices breached the $60/barrel mark in the summer of 2005, energy consumers focused on potentially long-term changes in their markets. The outflow of funds to nations that control much of the world's oil supply accelerated, increasing the trade deficits of many importing nations. At the same time, terrorism and political instability in many parts of the globe raised questions about security of supplies. Complicating the equation further, high-growth economies in Asia are increasing their appetite for global energy resources.


ALCOOL
GASOLINA
COMUM
2,149
À VISTA

When drivers have a choice of fuels to power their vehicles, they often select the value offered by ethanol. In Brazil, where many cars can run on any blend of gasoline and ethanol, the economics of locally produced ethanol drive strong demand for this renewable fuel. Flex-fuel vehicles are a component of Brazil's national energy policy to limit oil imports.

Taken together, these trends have the potential to generate sustainable increases in the price of oil, leading to relatively higher costs for both fuels and other products made from petroleum.These higher costs result in attractive comparative economics for products made from renewable resources.

"We measure our vendor partnerships with a statistical process based on fulfillments – did we get the order we requested, did we get it on time and was it of the quality we required? ADM's performance is in the 99.5% range."

Bob Gansel
CFO
Holsum Bakery, Inc.

Response to high oil costs and other factors is driving expanded demand for alternative fuels and greater emphasis on the use of renewable resources to replace petroleum-basec products. In the United States, ethanol demand continues to grow as ethanol blends are increasingly used across the country. Flexible fuel vehicles, which operate on anything from pure ethanol to pure gasoline, offer long-term potential to raise demand for renewable fuels. While flex-fue vehicles are not available in the United States, growth is strong in other corners of the world.

Ethanol today is blended up to the 10% level in commonly available gasolines and accounts for 3-4% of the U.S. fuel supply. While it has long been perceived that ethanol's potential is limited to less than 10% of the total fuel supply, the recent arrival of E85 – 85% ethanol and 15% gasoline – suggests that this estimate might be too conservative. Very few vehicles use E85 blend: today, due to the relatively small number of E85 vehicles produced in the United States. However, the potential is very real for ethanol to move beyond its traditional niche as a small component of total fuel blends.


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Environmental concerns merge with balance-of-trade issues to drive auto manufacturers and drivers to renewable fuels, such as biodiesel derived from oilseeds. In Germany and France, where biodiesel makes up approximately 3% of the fuel supply, government policy and driver preferences support the growth of this alternative fuel. ADM delivers biodiesel in European markets, raising total demand for farmers' crops.

> ***"ADM makes the ongoing commitment to collaborate on science-based new product ideas and improvements. The focus is connecting what the consumer needs with what is possible. That is also our approach."***
>
> Tom Zimmerman
> Vice President, Business Development
> Pharmavite

Return on Beginning of Year Shareholders' Equity


6.3%
8.1%
6.7%
10.6%*
13.6%
2001
2002
2003
2004
2005

**Represents 2004 net earnings of $495 million plus a $252 million net of tax charge related to the HFCS litigation settlement in 2004 as a percentage of beginning of year shareholders' equity.*


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Similarly, the use of biodiesel made from oilseeds is growing in Europe, where biodiesel blends and 100% biodiesel fuels are powering cars and truck Biodiesel has yet to make meaningful inroads in the United States, where gasoline powered vehicles vastly outnumber diesel vehicles. Again, the opportunity for long-term growth is substantial.

What might drive continued expansion of demand for alternative fuels? Petroleum prices are likely to be the largest factor, due to both demand and other variables. Factored into the price of every barrel of oil are geopolitical and environmental assumptions that can change daily and dramatically. To mitigate risk – and maximize opportunity – ADM is addressing these opportunities on several fronts. Direct investment, joint ventures, licensing and other approaches provide the means to capture potential revenue and profitability streams while managing the resources devoted to any single initiative. ADM has expanded its emphasis on licensing and technology joint ventures as a means to diversify product lines, increase the value stream fron established facilities and spread the risk of multiple investments.

Late in 2004, ADM and Metabolix, Inc. entered a strategic alliance to commercialize a new generation of high-performance plastics derived from corn or other renewable resources
PHA (polyhydroxyalkanoate) polymer technology developed by Metabolix ca be applied in ways as diverse as biodegradable packaging, coatings, eating utensils and consumer products. ADM began commercial scale fermentation testing for this venture in the summer of 2005.



Delivering the product is the most visible component of customer service, but it's merely the first step when building a long-term relationship. ADM works with customers large and small to help manage transportation logistics, inventory, quality control and staff education. At Hilliard's House of Candy, a fourth-generation candy company in Easton, Massachusetts, ADM "simply does more for its clients," according to owner Charlie McCarthy. "I don't know of any other company that does as much."

Metabolix PHA technology received a Presidential Green Chemistry Challeng Award from the Environmental Protection Agency in 2005, and ADM earned two of the six awards issued by the EPA this year, a first since the awards began ten years ago.

"One of the best parts of working with ADM is their willingness to adjust to make things happen. Sometimes, we need to pull a load a week early and the people we work with make it work for us. Their customer service and logistics personnel are exceptional."

Steve Woolley
Director of Raw Materials and Subcontracting
Russell Stover Candies

ADM was recognized for technology (enzymatic interesterification) that can make a range of vegetable oil products (including margarine) without forming the trans fats typically associated with such finished products. Employing a cost-effective enzyme developed by Novozymes, ADM has utilize this technology since 2002 and is expanding the enzyme-based process at two U.S. facilities. In issuing the award, the EPA noted that ADM's process yields significant reductions in waste and the use of harsh chemicals. In addition, this effective approach to trans fat reduction is especially timely. The FDA has ordered that all food processors include data on trans fat content on product labels as of January 1, 2006, a requirement that has led to numerous changes in product formulations for ADM's customers.

ADM's second Presidential Green Chemistry Challenge Award cited Archer RC™ coalescent, which replaces traditional coalescing agents that are a significant source of volatile organic compounds in such products as latex paints. Approximately 120 million pounds of coalescing solvents, almost all petroleum-based, are used in latex paint each year in the United States and almost all of this tonnage evaporates into the surrounding air. Beginning with natural, renewable resources like corn oil or sunflower oil, Archer RC™ coalescent reduces the risks posed by inhaled vapors from petroleum-based solvents.


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There's not much more boring than watching paint dry, and it might not be very healthy, either. Volatile organic compounds derived from petroleum emit harmful vapors as most latex paint dries, but ADM's Archer RC™ coalescent provides a safe alternative recognized in 2005 with the EPA's Presidential Green Chemistry Challenge Award. Increasingly, crops offer attractive alternatives in applications as diverse as packaging foam, strand board used in construction, circuit board production and other processes.

"Problems are rare, but when there is a problem, ADM jumps through hoops to fix it. There have been times when ADM identified a potential problem when the product was en route to our terminal facility. That helped us to prepare before we received the product. And it's important to know that ADM can supply our requirements – wherever and whenever needed. ADM's overall capabilities set a high performance standard."

Michael D. Perrone
Ethanol Trader
Marathon Petroleum Company LLC

While these initiatives clearly reduce the environmental cost and risk for ADM's customers – as well as the ultimate consumer – these technologies ar also based on strong financial fundamentals. Each technology offers the potential to develop higher-value products that can generate attractive volumes. In turn, these higher-value, higher-volume products can shift the long-term supply/demand balance for more traditional products as a greatei percentage of each crop is diverted to a new market.

That's just part of what it means to be Resourceful by Nature. Beyond the initiatives noted above, ADM is working independently or with research partners in a number of intriguing areas. Propylene glycol, a 2.6 billion pound global market, finds broad application in resins, detergents, de-icing fluids and other uses, with attractive potential to substitute corn-based glycol for oil-based products. ADM has partnered with Argonne National Laboratories to develop a bioreactor to transform corn sugars into valuable chemicals, while ADM and Battelle Science and Technology collaborate on industrial chemicals processes. These technologies can offer attractive new end-market opportunities, enhancing the value of ADM's processing facilitie: and product streams.

It is impossible to predict the pace or persistence of the transformation from petroleum-based to crop-based feedstocks, but the transformation is clearly underway in a number of areas. Industrial ethanol production is estimated to be 80% crop-based and 20% oil-based today, just about the reverse of percentages seen just three years ago.


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Nutrition Facts
Serving Size 7 Crackers (28g)
Servings Per Container About 5
Amount Per Serving
Calories 130 Calories from Fat 45
%Daily Value*
Total Fat 5g 8%
Saturated Fat 0.5g 3%
Trans Fat 0g
Cholesterol 0mg 0%
Sodium 240mg 10%
Total Carbohydrate 18g 6%
Dietary Fiber less than 1g 1%
Sugars 1g
Protein 2g
Vitamin A 0% • Vitamin C 0%
Calcium 0% • Iron 4%
Your daily values may be higher or lower de
your calorie needs:
Calories 2,000
Total Fat Less than 65g
Sat. Fat Less than 20g
300mg
2,400mg
300g
25g

ADM collaborates closely with food processors to adapt nutrition and taste to changing market demands. As new regulations mandate the labeling of trans fat content in processed foods, ADM has worked with hundreds of customers to adapt or reformulate their products for the new market environment. The challenge for food processors is to find cost effective ways to change their formulations without causing complications in manufacturing – or changing the consumer's enjoyment of the product. ADM's research team and processing managers help our customers satisfy the final consumer.

"I rely on my contacts at ADM to help me serve my own customers better. The people on my team at ADM are some of the best I've ever worked with."

Commodity Buyer
Agricultural Cooperative

Volatility is the norm in energy and crop pricing. ADM manages opportunity and risk by diversifying both its investments and their structures – from individual facilities to complex joint ventures and equity investments. The same diversification holds true in daily operations. By offering a broad array of both products and services, ADM manages opportunities created by short-term trends in its markets and long-term customer relationships.

Growth in ADM's complex markets depends ultimately on the intellectual capital applied to each opportunity. As Louis Pasteur noted in 1854, *chance favors only the prepared mind.* Opportunities arise every day in the form of customer needs, new technologies or global economics. Success comes from anticipating these opportunities and responding effectively when the moment is right.

ADM's record of financial performance and disciplined growth is a testament to the prepared minds that address each opportunity and risk. As the Company pursues new technologies and markets, this investment of intellectual capital will continue to drive asset investments and returns to shareholders.


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The science of starch is expanding rapidly as new technologies multiply the market opportunities for this renewable resource. ADM and Metabolix are working together to develop starch-based products that can replace petroleum-based plastics — expanding markets for crops and reducing dependence on foreign oil. What's needed for success? The intellectual capital to develop and manufacture cost-effective products that target specific market opportunities is critical. Physical capacity to produce commercial quantities of product is the second half of the equation. ADM and Metabolix combine both types of capital in the development of biodegradable plastics.

MANAGEMENT'S DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION – JUNE 30, 2005

COMPANY OVERVIEW

The Company is principally engaged in procuring, transporting, storing, processing, and merchandising agricultural commodities and products. The Company's operations are classified into three reportable business segments: Oilseeds Processing, Corn Processing, and Agricultural Services. Each of these segments is organized based upon the nature of products and services offered. The Company's remaining operations are aggregated and classified as Other.

The Oilseeds Processing segment includes activities related to processing oilseeds such as soybeans, cottonseed, sunflower seeds, canola, peanuts, and flaxseed into vegetable oils and meals principally for the food and feed industries. In addition, oilseeds may be resold into the marketplace as a raw material for other processors. Crude vegetable oil is sold "as is" or is further processed by refining, bleaching, and deodorizing into salad oils. Salad oils can be further processed by hydrogenating and/or interesterifying into margarine, shortening, and other food products. Partially refined oil is sold for use in chemicals, paints, and other industrial products. Refined oil can be further processed for use in the production of biodiesel. Oilseed meals are primary ingredients used in the manufacture of commercial livestock and poultry feeds.

The Corn Processing segment includes activities related to the production of syrups, starches, dextrose, and sweeteners for the food and beverage industry as well as activities related to the production, by fermentation, of bioproducts such as alcohol, amino acids, and other specialty food and feed ingredients.

The Agricultural Services segment utilizes the Company's extensive grain elevator and transportation network to buy, store, clean, and transport agricultural commodities, such as oilseeds, corn, wheat, milo, oats, and barley, and resells these commodities primarily as feed ingredients and as raw materials for the agricultural processing industry. Agricultural Services' grain sourcing and transportation network provides reliable and efficient services to the Company's agricultural processing operations. Also included in Agricultural Services are the activities of A.C. Toepfer International, a global merchandiser of agricultural commodities and processed products.

Other includes the Company's remaining operations, consisting principally of food and feed ingredient businesses and financial activities. Food and feed ingredient businesses include Wheat Processing with activities related to the production of wheat flour; Cocoa Processing with activities related to the production of chocolate and cocoa products; the production of natural health and nutrition products; and the production of other specialty food and feed ingredients. Financial activities include banking, captive insurance, private equity fund investments, and futures commission merchant activities.

Operating Performance Indicators and Risk Factors

The Company is exposed to certain risks inherent to an agricultural-based commodity business. These risks are further described in the "Critical Accounting Policies" and "Market Risk Sensitive Instruments and Positions" sections of "Management's Discussion of Operations and Financial Condition."

The Company's Oilseeds Processing, Agricultural Services, and Wheat Processing operations are principally agricultural commodity-based businesses where changes in segment selling prices move in relationship to changes in prices of the commodity-based agricultural raw materials. Therefore, agricultural commodity price changes have relatively equal impacts on both net sales and cost of products sold and minimal impact on the gross profit of underlying transactions. As a result, changes in net sales amounts of these business segments do not necessarily correspond to the changes in gross profit realized by these businesses.

The Company's Corn Processing operations and certain other food and feed processing operations also utilize agricultural commodities (or products derived from agricultural commodities) as raw materials. In these operations, agricultural commodity price changes can result in significant fluctuations in cost of products sold and such price changes cannot necessarily be passed directly through to the selling price of the finished products. For products such as ethanol, selling prices bear no direct relationship to the raw material cost of the agricultural commodity from which it is produced.

The Company conducts its business in many foreign countries. For many of the Company's subsidiaries located outside the United States, the local currency is the functional currency. Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at the weighted average exchange rates for the applicable periods. Fluctuations in the exchange rates of foreign currencies, primarily the euro and British pound, as compared to the U.S. dollar will result in corresponding fluctuations in the relative U.S. dollar value of the Company's revenues and expenses. The impact of these currency exchange rate changes, where significant, is discussed below.

The Company measures the performance of its business segments using key operating statistics such as segment operating profit and return on fixed capital investment. The Company's operating results can vary significantly due to changes in unpredictable factors such as weather conditions, plantings, government (domestic and foreign) farm programs and policies, changes in global demand resulting from population growth and changes in standards of living, and global production of similar and competitive crops. Due to these factors, the Company does not provide forward-looking information in "Management's Discussion of Operations and Financial Condition."

2005 COMPARED TO 2004

As an agricultural-based commodity business, the Company is subject to a variety of market factors which affect the Company's operating results. During 2005, oilseed crushing margins in Europe improved due to increased biodiesel and vegetable oil demand and lower rapeseed costs due to the large European crop. Oilseed crushing margins in North America were adversely affected by a limited near-term soybean supply resulting from strong demand from China. Oilseed crushing margins in South America continue to be weak as a result of industry overcapacity.

Ethanol experienced good demand and increased selling prices due to higher gasoline prices. Increased lysine production capacity in China created excess supplies of lysine which reduced selling prices and related margins. The record United States corn and soybean crops resulted in increased demand for rail and barge transportation and provided favorable operating conditions for domestic grain origination and trading activities. The improved crop conditions in North America and Europe have balanced the supply and demand levels for agricultural commodities, reducing global grain merchandising opportunities.

Net earnings for fiscal 2005 increased principally due to the absence of last year's fructose litigation settlement expense of $400 million, $114 million of income in the current year as compared to a $119 million charge in the prior year from the effect of commodity price changes on LIFO inventory valuations, a $45 million gain representing the Company's equity share of the gain reported by the Company's unconsolidated affiliate, Compagnie Industrielle et Financiere des Produits Amylaces SA ("CIP"), upon the sale of its interest in Tate & Lyle PLC (the "CIP Gain"), and $114 million of realized securities gains from the sale of the Company's interest in Tate & Lyle PLC shares. Improved operating results of Oilseeds Processing, Agricultural Services, and Other – Financial also contributed to the improvement in net earnings. These increases were partially offset by decreased Corn Processing operating results. Corn Processing operating results declined as a result of higher net corn costs, higher energy costs, and lower lysine average selling prices. Net earnings include a $42 million and $51 million charge for abandonment and write-down of long-lived assets in 2005 and 2004, respectively, which principally represents the write-down of abandoned idle assets to their estimated salvage values. Last year's results include a $21 million gain from an insurance-related lawsuit pertaining to the flood of 1993.

Analysis of Statements of Earnings

Net sales and other operating income decreased slightly to $35.9 billion principally due to lower average selling prices of agricultural commodities. This decrease was partially offset by currency exchange rate increases of $962 million, increased sales volumes of agricultural commodities, and increased average selling prices of ethanol and corn sweeteners.

Net sales and other operating income by segment are as follows:

	2005	2004	Change
	(In thousands)		
Oilseeds Processing	**$11,803,309**	$12,049,250	$(245,941)
Corn Processing			
Sweeteners and Starches	**1,905,218**	1,736,526	168,692
Bioproducts	**2,458,706**	2,268,655	190,051
Total Corn Processing	**4,363,924**	4,005,181	358,743
Agricultural Services	**15,198,831**	15,638,341	(439,510)
Other			
Food and Feed Ingredients	**4,505,788**	4,386,246	119,542
Financial	**71,958**	72,376	(418)
Total Other	**4,577,746**	4,458,622	119,124
Total	**$35,943,810**	$36,151,394	$(207,584)

Oilseeds Processing sales decreased 2% to $11.8 billion primarily due to decreased sales volumes and lower average selling prices of oilseed exports, and lower average selling prices of protein meal. These decreases were partially offset by increased sales volumes and higher average selling prices of vegetable oil. Corn Processing sales increased 9% to $4.4 billion primarily due to increased Bioproducts sales and, to a lesser extent, increased sales of Sweeteners and Starches. Bioproducts sales increased primarily due to increased average selling prices of ethanol, which was partially offset by lower ethanol sales volumes and lower average selling prices of lysine. The increase in ethanol selling prices was primarily due to higher gasoline prices. Ethanol sales volumes declined as last year's volume increases to meet new market introductions in the northeastern United States were not repeated in the current year. Sweeteners and Starches sales increased primarily due to higher average selling prices and, to a lesser extent, increased sales volumes. Agricultural Services sales decreased 3% to $15.2 billion principally due to lower average commodity prices in North America, decreased sales volumes of global grain merchandising activities, and decreased sales volumes of North American wheat and corn. These decreases were partially offset by increased sales volumes of North American soybeans. Other sales increased 3% to $4.6 billion primarily due to increased average selling prices of wheat flour products.

Cost of products sold decreased 1% to $33.5 billion primarily due to lower average prices of agricultural commodities, partially offset by currency exchange rate increases of $916 million and higher sales volumes of agricultural commodities. Manufacturing costs increased

$383 million from prior year levels primarily due to increased energy and personnel-related costs. Manufacturing costs for 2005 and 2004 include a $42 million and $51 million charge, respectively, for abandonment and write-down of long-lived assets.

Selling, general, and administrative expenses decreased $321 million to $1.1 billion principally due to the absence of last year's fructose litigation settlement expense of $400 million. Excluding the effect of the fructose litigation expense, selling, general, and administrative expenses increased $79 million principally due to increased employee-related costs, including pensions, and auditing fees. These increases were partially offset by reduced legal expenses and provisions for doubtful accounts.

Other expense (income) improved $194 million to income of $166 million due primarily to $114 million of realized securities gains from the sale of the Company's interest in Tate & Lyle PLC shares and a $48 million increase in equity in earnings of unconsolidated affiliates. The increase in equity in earnings of unconsolidated affiliates is primarily due to the CIP Gain. Interest expense decreased $15 million due principally to lower average borrowing levels. Investment income increased $19 million primarily due to increased average investment levels.

Operating profit by segment is as follows:

	2005	2004	Change
	(In thousands)		
Oilseeds Processing	$ 344,654	$ 290,732	$ 53,922
Corn Processing			
Sweeteners and Starches	271,487	318,369	(46,882)
Bioproducts	258,746	342,578	(83,832)
Total Corn Processing	530,233	660,947	(130,714)
Agricultural Services	261,659	249,863	11,796
Other			
Food and Feed Ingredients	263,617	260,858	2,759
Financial	150,777	98,611	52,166
Total Other	414,394	359,469	54,925
Total Segment Operating Profit	1,550,940	1,561,011	(10,071)
Corporate	(34,565)	(843,000)	808,435
Earnings Before Income Taxes	$1,516,375	$ 718,011	$798,364

Oilseeds Processing operating profits increased 19% to $345 million due primarily to improved operating results in Europe resulting from improved crop conditions and good biodiesel demand, and improved South American oilseed origination results. These increases were partially offset by lower operating results of the Company's North American oilseed crushing operations. Oilseed crush margins in North America decreased due to a near-term tight soybean supply in the United States which resulted in higher soybean price levels. Industry overcapacity in South America continues to have an adverse effect on oilseed crushing margins. Operating profits include a charge of $13 million and $4 million for abandonment and write-down of long-lived assets in 2005 and 2004, respectively.

Corn Processing operating profits decreased 20% to $530 million as higher net corn costs, higher energy costs, and lower lysine average selling prices negatively impacted operating results. Sweeteners and Starches operating profits decreased $47 million principally due to higher net corn and energy costs. Last year's Sweeteners and Starches operating profits include a $15 million gain from an insurance-related lawsuit pertaining to the flood of 1993. Bioproducts operating profits decreased $84 million principally due to lower lysine average selling prices. Lysine average selling prices are lower due to increased supply from China. This decrease was partially offset by improved ethanol operating results due to higher ethanol selling prices. Ethanol selling prices remained strong and more than offset the effect of lower ethanol sales volumes and higher net corn and energy costs. Bioproducts operating profits include a charge of $16 million and $14 million for abandonment and write-down of long-lived assets in 2005 and 2004, respectively.

Agricultural Services operating profits increased 5% to $262 million principally due to improved North American origination and transportation operating results. The record United States corn and soybean crops provided the Company with the opportunity for solid storage, transportation, origination, and marketing profits. These increases were partially offset by lower global grain merchandising results. Global grain merchandising results decreased principally due to improved crop conditions in Europe and North America, which resulted in lower European demand for imported agricultural commodities and related products. Last year's operating profits include a $5 million charge for abandonment and write-down of long-lived assets.

Other operating profits increased 15% to $414 million. Other – Food and Feed Ingredient operating profits were comparable to the prior year, while Other – Financial operating profits increased $52 million primarily due to improved results of the Company's captive insurance operations and improved valuations of the Company's private equity fund investments. Last year's captive insurance results included a loss incurred from a fire at a Company-owned cocoa finished products warehouse. Other – Food and Feed Ingredient operating profits include charges of $13 million in both 2005 and 2004 for abandonment and write-down of long-lived assets.

Corporate improved $808 million to $35 million primarily due to the absence of last year's fructose litigation settlement expense of $400 million, the CIP Gain, $114 million of income in the current year as compared to a $119 million charge in the prior year from the effect of commodity price changes on LIFO inventory valuations, $114 million of realized securities gains from the sale of Tate & Lyle PLC shares, and last year's $14 million charge for abandonment and write-down of long-lived assets.

Income taxes increased due principally to higher pretax earnings. This increase was partially offset by the effect of the CIP Gain. No tax has been provided on the CIP Gain as CIP, a corporate joint venture of the Company, intends to permanently reinvest the proceeds from the sale. The Company's effective tax rate, excluding the effect of the CIP Gain, was 32.1% compared to 31.1% for the prior year. The increase in the Company's effective tax rate is principally due to changes in the jurisdictional mix of pretax earnings and the result of tax benefits derived from the majority of the Company's tax planning initiatives being fixed in nature.

2004 COMPARED TO 2003

During 2004, significant volatility occurred in global oilseeds markets principally due to reduced oilseed crop sizes in all major growing areas of the world as a result of unfavorable weather conditions. Reduced oilseed crop sizes, combined with continued growth and demand for protein and vegetable oil in Asia, resulted in increased prices for soybeans and shortages of shipping capacity. Despite record high oilseed price levels, demand for protein meal and vegetable oil in North America remained strong. Reduced oilseed crop sizes and imports of protein meal from South America adversely impacted European crushing capacity utilization and margins. In addition, crushing industry overcapacity in South America negatively affected South American oilseed crushing margins.

Ethanol continued to experience strong demand due to additional states using ethanol as a replacement for recently-banned MTBE as a gasoline additive. Record crude oil prices also contributed to good demand for ethanol and helped support ethanol price levels. High oilseed price levels resulted in livestock producers feeding animals increased amounts of corn gluten meal and distillers dried grains in lieu of higher-priced protein meal. The use of corn-based feeds, supplemented with lysine to balance the amino acid profile, resulted in increases in demand and average selling prices of lysine. Additionally, the improvement in global equity markets during 2004 favorably impacted holders of investments in marketable equity securities and private equity funds.

In June 2004, the Company entered into a settlement agreement related to a class action lawsuit involving the sale of high-fructose corn syrup pursuant to which the Company paid $400 million.

Net earnings for fiscal 2004 increased principally due to improved Corn Processing and Agricultural Services operating results and improved results of the Company's food and feed ingredient operations. Net earnings also increased due to a $115 million increase in equity in earnings of unconsolidated affiliates primarily due to improved valuations of the Company's private equity fund investments. Net earnings also included a $21 million gain from an insurance-related lawsuit pertaining to the flood of 1993. These increases were partially offset by the fructose litigation settlement expense of $400 million and a $51 million charge for abandonment and write-down of long-lived assets. 2003 results included a $28 million gain from partial settlement of the Company's claims related to vitamin antitrust litigation and a $13 million charge for abandonment and write-down of long-lived assets.

The $51 million and $13 million charge in 2004 and 2003, respectively, for abandonment and write-down of long-lived assets primarily represented the write-down of abandoned idle assets to their estimated salvage values.

The comparability of the Company's operating results is affected by the following acquisitions completed during fiscal 2003:

On September 6, 2002, the Company acquired all of the outstanding Class A units of Minnesota Corn Processors, LLC (MCP), an operator of corn wet-milling plants in Minnesota and Nebraska for cash of $382 million and assumed $233 million of MCP long-term debt. Prior to September 6, 2002, the Company owned non-voting Class B units, which represented the remaining 30% of the outstanding equity of MCP. The operating results of MCP included in the Company's Corn Processing segment were accounted for on the equity method of accounting until acquisition date and on a consolidated basis thereafter.

The Company acquired six flour mills located in the United Kingdom from Associated British Foods plc (ABF) on February 24, 2003 The Company paid cash of approximately $96 million for the assets and inventories of the ABF mills. The operating results of the ABF mills since the acquisition date are included in the Company's Other segment.

Prior to April 7, 2003, the Company owned 28% of the outstanding shares of Pura plc (Pura), a United Kingdom-based company tha processes and markets edible oil. On April 7, 2003, the Compan acquired the remaining outstanding shares of Pura for cash o approximately $58 million. The operating results of Pura included in the Company's Oilseeds Processing segment were accounted for on the equity method of accounting until acquisition date and on consolidated basis thereafter.

Analysis of Statements of Earnings

Net sales and other operating income increased 18% in fiscal 2004 t $36.2 billion principally due to higher average selling prices (merchandised agricultural commodities and commodity-base oilseeds finished products and, to a lesser extent, increased sale volumes of ethanol and $761 million of net sales related to recently acquired businesses. In addition, net sales and other operating income increased $1.5 billion, or 5%, due to currency exchange rate fluctuations. These increases were partially offset by reduced sales volumes of soybeans and commodity-based oilseeds finished products due primarily to the short soybean supply in North America.

Net sales and other operating income are as follows:

	2004	2003	Change
		(In thousands)	
Oilseeds Processing	$12,049,250	$ 9,773,379	$2,275,871
Corn Processing			
Sweeteners and Starches	1,736,526	1,395,087	341,439
Bioproducts	2,268,655	1,663,599	605,056
Total Corn Processing	4,005,181	3,058,686	946,495
Agricultural Services	15,638,341	13,557,946	2,080,395
Other			
Food and Feed Ingredients	4,386,246	4,223,664	162,582
Financial	72,376	94,358	(21,982)
Total Other	4,458,622	4,318,022	140,600
Total	$36,151,394	$30,708,033	$5,443,361

Oilseeds Processing sales increased 23% to $12.0 billion primarily due to higher average selling prices of soybeans, vegetable oil, protein meal and, to a lesser extent, the acquired Pura operations. These increases were partially offset by lower sales volumes of protein meal. The fluctuations in average selling prices and sales volumes were primarily due to rising oilseed commodity price levels due to a short oilseed supply in the United States, the impact of last summer's drought in Europe, and increased demand in China for oilseeds. Corn Processing sales increased 31% to $4.0 billion principally due to increased Bioproducts sales and, to a lesser extent, increased sales of Sweeteners and Starches products and the acquired MCP operations. The increase in Bioproducts sales was principally due to increased selling volumes of ethanol and, to a lesser extent, increased selling prices of lysine. The ethanol sales volume increase was principally due to increased demand from gasoline refiners in the northeastern United States as a result of various states reformulating gasoline blends by using ethanol to replace recently-banned MTBE. Agricultural Services sales increased 15% to $15.6 billion primarily due to higher average commodity prices, partially offset by lower oilseed sales volumes resulting from the short supplies. Other sales increased 3% to $4.5 billion principally due to the sales attributable to the acquired ABF mills.

Cost of products sold increased $5.0 billion to $34.0 billion primarily due to higher average prices of agricultural commodities. These increases were partially offset by reduced selling volumes of soybeans due primarily to the short soybean supply in North America. Manufacturing costs increased $424 million from 2003 levels primarily due to $50 million of costs related to recently-acquired businesses, $165 million of increased energy-related costs, $44 million of increased personnel-related costs, and a $51 million charge for abandonment and write-down of long-lived assets. In addition, cost of products sold increased $1.4 billion due to currency exchange rate fluctuations. 2003 cost of products sold included a $13 million charge for abandonment and write-down of long-lived assets and a $28 million credit from partial settlement of the Company's claims related to vitamin antitrust litigation.

Selling, general, and administrative expenses increased $454 million to $1.4 billion principally due to the fructose litigation settlement expense of $400 million. Other increases included $22 million of costs related to acquired businesses and $26 million due to currency exchange rate fluctuations. In addition, 2003 included $11 million of costs related to an EPA settlement. Excluding the effects of these changes, the remaining increase was primarily due to increased employee-related costs, including pension costs.

Other expense decreased $120 million to $28 million due primarily to $24 million of gains realized on marketable securities transactions and a $115 million increase in equity in earnings of unconsolidated affiliates, partially offset by a gain in 2003 on the sale of redundant assets. The increase in equity in earnings of unconsolidated affiliates was primarily due to an improvement in valuations of the Company's private equity fund investments. Interest expense decreased principally due to lower average interest rates. Investment income decreased principally due to lower average investment levels.

Operating profit is as follows:

	2004	2003	Change
		(In thousands)	
Oilseeds Processing	$ 290,732	$ 337,089	$ (46,357)
Corn Processing			
Sweeteners and Starches	318,369	228,227	90,142
Bioproducts	342,578	130,473	212,105
Total Corn Processing	660,947	358,700	302,247
Agricultural Services	249,863	92,124	157,739
Other			
Food and Feed Ingredients	260,858	212,507	48,351
Financial	98,611	9,492	89,119
Total Other	359,469	221,999	137,470
Total Segment Operating Profit	1,561,011	1,009,912	551,099
Corporate	(843,000)	(378,939)	(464,061)
Earnings Before Income Taxes	$ 718,011	$ 630,973	$ 87,038

Oilseeds Processing operating profit decreased 14% to $291 million due primarily to lower oilseed crush margins in Europe and South America, partially offset by improved oilseed crush margins in North America. In addition, Chinese contract defaults in the fourth quarter of 2004 had a significant impact on global oilseed markets and negatively impacted Oilseeds Processing profits. European crush margins were weaker, as imported oilseed products from

South America resulted in lower capacity utilization in Europe. In South America, capacity utilization was reduced to better balance supply and demand. The improved crush margins in North America were primarily due to continued strong demand for vegetable oils and protein meals. Operating profits include a charge of $4 million and $7 million for abandonment and write-down of long-lived assets in 2004 and 2003, respectively.

Corn Processing operating profits increased $302 million to $661 million due primarily to increased Bioproducts sales volumes and average selling prices and, to a lesser extent, higher average selling prices of Sweeteners and Starches. The increase in Bioproducts sales volumes was primarily due to the aforementioned increased ethanol demand from gasoline refiners in the northeastern United States. The increase in Bioproducts average selling prices was principally due to increased demand for lysine from poultry and swine producers. Lysine is used in swine and poultry diets to replace protein meal and balance the amino acid profile. The demand for lysine is also driven by the relationship between the price of protein meal and the price of corn. Operating profits for 2004 included a $15 million gain from an insurance-related lawsuit pertaining to the flood of 1993 and a $15 million charge for abandonment and write-down of long-lived assets.

Agricultural Services operating profits increased $158 million to $250 million due principally to improved global grain merchandising results and, to a lesser extent, improved domestic grain origination operating results. The record United States corn crop and large wheat crop provided the Company with the opportunity for solid storage, transportation, origination, and marketing profits. In addition, regional production imbalances, caused principally by the drought in Europe, allowed the Company to more fully utilize its grain infrastructure and merchandising capabilities. Strong worldwide demand for grains and feedstuffs also favorably impacted operating profits. Operating profits for 2004 included a $5 million charge for abandonment and write-down of long-lived assets and a $2 million gain from an insurance-related lawsuit pertaining to the flood of 1993.

Other operating profits increased $137 million to $359 million. Other – Financial increased $89 million principally due to improved valuations of the Company's private equity fund investments. Other – Food and Feed Ingredient operating profits increased $48 million principally due to improved wheat and cocoa processing operations. Wheat Processing results improved due principally to a higher-quality wheat crop which improved flour milling yields. The 2003 wheat crop was of lower milling quality due to the drought conditions in the midwestern United States. Cocoa operations improved due to continued strong demand from the chocolate and baking industries for cocoa butter and cocoa powder. Other – Food and Feed Ingredient operating profits included a $13 million and $6 million charge for abandonment and write-down of long-lived assets in 2004 and 2003, respectively. Food and Feed Ingredient results for fiscal 2003 included a $28 million gain from the partial settlement of the Company's claims related to vitamin antitrust litigation.

Corporate expense increased $464 million to $843 million primarily due to the fructose litigation settlement expense of $400 million, a $104 million increase in FIFO to LIFO inventory valuation adjustments, and a $14 million charge for abandonment and write-down of long-lived assets, partially offset by a $21 million increase in gains on marketable security transactions and $4 million of interest received from the insurance-related lawsuit pertaining to the flood of 1993.

Income taxes increased due to increased pretax earnings and, to a lesser extent, an increase in the Company's effective tax rate. The Company's effective tax rate was 31.1% in 2004 as compared to 28.5% in 2003. The increase in the effective rate was principally due to changes in the mix of pretax earnings among tax jurisdictions and increased state income taxes.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2005, the Company continued to show substantia liquidity with working capital of $4.3 billion and a current ratio defined as current assets divided by current liabilities, of 1.8 to Included in working capital is $567 million of cash, cas equivalents, and short-term marketable securities as well a $2.6 billion of readily marketable commodity inventories. Cas generated from operating activities totaled $2.1 billion for the yea compared to $33 million last year. This increase was primarily due increased net earnings and a decrease in working capit requirements due principally to the impact of decreased prices commodity-based agricultural raw materials. Cash used in investir activities decreased $273 million for the year to $302 million du primarily to proceeds received from the sale of Tate & Lyle PI shares. Cash used in financing activities was $1.8 billion. Purchas of the Company's common stock increased $135 million $139 million. Payments under line of credit agreements we $1.4 billion in 2005 compared to borrowings of $484 million in 20 due to increased net earnings and decreased working capit requirements resulting from decreased commodity prices.

Capital resources were strengthened as shown by the increase in t Company's net worth to $8.4 billion. The Company's ratio of lon term debt to total capital (the sum of the Company's long-term de and shareholders' equity) decreased to 30% at June 30, 2005 from 33% at June 30, 2004. This ratio is a measure of the Company's long-term liquidity and is an indicator of financial flexibility. Commercial paper and commercial bank lines of credit are available to meet seasonal cash requirements. At June 30, 2005, the Company had $426 million outstanding, and an additional $3.1 billion available, under its commercial paper and bank lines of credit programs. Standard & Poor's and Moody's rate the Company's commercial paper as A-1 and P-1, respectively, and rate the Company's long-term debt as A+ and A2, respectively. In addition to the cash flow generated from operations, the Company has access to equity and debt capital through numerous alternatives from public and private sources in domestic and international markets.

Contractual Obligations and Commercial Commitments

In the normal course of business, the Company enters into contracts and commitments which obligate the Company to make payments in the future. The table below sets forth the Company's significant future obligations by time period. This table includes commodity-based contracts entered into in the normal course of business which are further described in the "Market Risk Sensitive Instruments and Positions" section of "Management's Discussion of Operations and Financial Condition" and energy-related purchase contracts entered into in the normal course of business. Where applicable, information included in the Company's consolidated financial statements and notes is cross-referenced in this table.

Contractual Obligations	Note Reference	Total	Payments Due by Period: Less than 1 Year	2 - 3 Years	4 - 5 Years	Over 5 Years
			(In thousands)			
Purchases						
Inventories		$7,427,006	$7,250,859	$ 176,147	$ —	$ —
Energy		599,755	307,720	271,798	15,951	4,286
Other		755,835	160,838	195,506	153,961	245,530
Total purchases		8,782,596	7,719,417	643,451	169,912	249,816
Short-term debt		425,808	425,808	—	—	—
Long-term debt	Note 6	3,700,965	209,747	114,071	75,248	3,301,899
Capital leases	Note 6	52,113	13,191	28,236	4,123	6,563
Estimated interest payments		5,433,281	274,147	510,854	493,867	4,154,413
Operating leases	Note 11	320,663	64,976	89,704	53,261	112,722
Total		$18,715,426	$8,707,286	$1,386,316	$796,411	$7,825,413

At June 30, 2005, the Company estimates it will cost approximately $1.1 billion to complete approved capital projects and acquisitions. The Company is a limited partner in various private equity funds which invest primarily in emerging markets that have agri-processing potential. At June 30, 2005, the Company's carrying value of these limited partnership investments was $258 million. The Company has future capital commitments related to these partnerships of $166 million and expects the majority of these additional capital commitments, if called for, to be funded by cash flows generated by the partnerships.

In addition, the Company has entered into debt guarantee agreements, primarily related to equity-method investees, which could obligate the Company to make future payments under contingent commitments. The Company's liability under these agreements arises only if the primary entity fails to perform its contractual obligation. If the Company is called upon to make payments pursuant to these guarantees, the Company has, for a majority of these agreements, a security interest in the underlying assets of the primary entity. At June 30, 2005, these debt guarantees totaled approximately $422 million. Outstanding borrowings under these guarantees were $309 million at June 30, 2005.

Critical Accounting Policies

The process of preparing financial statements requires management to make estimates and judgments that affect the carrying values of the Company's assets and liabilities as well as the recognition of revenues and expenses. These estimates and judgments are based on the Company's historical experience and management's knowledge and understanding of current facts and circumstances. Certain of the Company's accounting policies are considered critical, as these policies are important to the depiction of the Company's financial statements and require significant or complex judgment by management. Management has discussed with the Company's Audit Committee the development, selection, disclosure, and application of these critical accounting policies. Following are the accounting policies management considers critical to the Company's financial statements.

Inventories and Derivatives

Certain of the Company's merchandisable agricultural commodity inventories, forward fixed-price purchase and sale contracts, and exchange-traded futures and options contracts are valued at estimated market values. These merchandisable agricultural commodities are freely-traded, have quoted market prices, and may be sold without significant additional processing. Management estimates market value based on exchange-quoted prices, adjusted for differences in local markets. Changes in the market values of these inventories and contracts are recognized in the statement of earnings as a component of cost of products sold. If management used different methods or factors to estimate market value, amounts reported as inventories and cost of products sold could differ. Additionally, if market conditions change subsequent to year-end, amounts reported in future periods as inventories and cost of products sold could differ.

The Company, from time to time, uses derivative contracts to fix the purchase price of anticipated volumes of commodities to be purchased and processed in a future month and to fix the purchase price of the Company's anticipated natural gas requirements for certain production facilities. The Company also uses derivative contracts to fix the sales price of anticipated volumes of ethanol. These derivative contracts are designated as cash flow hedges. The change in the market value of such derivative contracts has historically been, and is expected to continue to be, highly-effective at offsetting changes in price movements of the hedged item. Gains and losses arising from open and closed hedging transactions are deferred in other comprehensive income, net of applicable income taxes, and recognized as a component of cost of products sold in the statement of earnings when the hedged item is recognized. If it is determined that the derivative instruments used are no longer effective at offsetting changes in the price of the hedged item, then the changes in the market value of these exchange-traded futures contracts would be recorded in the statement of earnings as a component of cost of products sold.

Employee Benefit Plans

The Company provides substantially all domestic employees and employees at certain international subsidiaries with pension benefits. The Company also provides substantially all domestic salaried employees with postretirement health care and life insurance benefits. In order to measure the expense and funded status of these employee benefit plans, management makes several estimates and assumptions, including interest rates used to discount certain liabilities, rates of return on assets set aside to fund these plans, rates of compensation increases, employee turnover rates, anticipated mortality rates, and anticipated future health care costs. These estimates and assumptions are based on the Company's historical experience combined with management's knowledge and understanding of current facts and circumstances. The Company uses third-party specialists to assist management in measuring the expense and funded status of these employee benefit plans. If management used different estimates and assumptions regarding these plans, the funded status of the plans could vary significantly, and the Company could recognize different amounts of expense over future periods.

Income Taxes

The Company frequently faces challenges from domestic and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various tax filing positions, the Company records reserves for probable exposures. Deferred tax assets represent items to be used as tax deductions or credits in future tax returns, and the related tax benefit has already been recognized in the Company's income statement. Realization of certain deferred tax assets reflects the Company's tax planning strategies. Valuation allowances related to these deferred tax assets have been established to the extent the realization of the tax benefit is not probable. Based on management's evaluation of the Company's tax position, it is believed the amounts related to these tax exposures are appropriately accrued. To the extent the Company were to favorably resolve matters for which accruals have been established or be required to pay amounts in excess of the aforementioned reserves, the Company's effective tax rate in a given financial statement period may be impacted.

Undistributed earnings of the Company's foreign subsidiaries and affiliated corporate joint ventures accounted for on the equity method are considered to be permanently reinvested, and accordingly, no provision for U.S. income taxes has been provided thereon. If the Company were to receive a distribution from any of these foreign subsidiaries or affiliates, or determine the undistributed earnings of these foreign subsidiaries or affiliates to not be permanently reinvested, the Company could be subject to U.S. tax liabilities which have not been provided for in the consolidated financial statements.

Asset Abandonments and Write-Downs

The Company is principally engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products. This business is global in nature and is highly capital-intensive. Both the availability of the Company's raw materials and the demand for the Company's finished products are driven by unpredictable factors such as weather, planting, government (domestic and foreign) farm programs and policies, changes in population growth, changes in standards of living, and production of similar and competitive crops. These aforementioned unpredictable factors, therefore, may cause a shift in the supply/demand dynamics for the Company's raw materials and finished products. Any such shift will cause management to evaluate the efficiency and profitability of the Company's fixed asset base in terms of geographic location, size, and age of its factories. The Company, from time to time, will also invest in equipment and technology related to new, value-added products produced from agricultural commodities and products. These new products are not always successful from either a commercial production or marketing perspective. Management evaluates the Company's property, plant, and equipment for impairment whenever indicators of impairment exist. Assets are abandoned after consideration of the ability to utilize the assets for their intended purpose, or to employ the assets in alternative uses, or sell the assets to recover the carrying value. If management used different estimates and assumptions in its evaluation of this fixed asset base, then the Company could recognize different amounts of expense over future periods.

Valuation of Marketable Securities and Investments in Affiliates

The Company classifies the majority of its marketable securities as available-for-sale and carries these securities at fair value. Investments in affiliates are carried at cost plus equity in undistributed earnings. For publicly-traded securities, the fair value of the Company's investments is readily available based on quoted market prices. For non-publicly-traded securities, management's assessment of fair value is based on valuation methodologies including discounted cash flows and estimates of sales proceeds. In the event of a decline in fair value of an investment below carrying value, management may be required to determine if the decline in fair value is other than temporary. In evaluating the nature of a decline in the fair value of an investment, management considers the market conditions, trends of earnings, discounted cash flows, trading volumes, and other key measures of the investment as well as the Company's ability and intent to hold the investment. When such a decline in value is deemed to be other than temporary, an impairment loss is recognized in the current period operating results to the extent of the decline. See Notes 2 and 4 to the Company's consolidated financial statements for information regarding the Company's marketable securities and investments in affiliates. If management used different estimates and assumptions in its evaluation of these marketable securities, then the Company could recognize different amounts of expense over future periods.

The Company is a limited partner in various private equity funds which invest primarily in emerging markets that have agri-processing potential. The Company accounts for these limited partnerships using the equity method of accounting. Therefore, the Company is recording in the consolidated statement of earnings its proportional share of the limited partnerships' net income or loss. The limited partnerships value their investments at fair value. Thus, unrealized gains and losses related to the change in fair value of these investments are recorded in the limited partnerships' statements of earnings. The valuation of these investments, as determined by the general partner, can be subjective, and the values may vary significantly in a short period of time. Some of the factors causing the subjectivity and volatility of these valuations include the illiquidity and minority positions of these investments, currency exchange rate fluctuations, less-regulated securities exchanges, and the inherent business risks and limitations present in the emerging market countries. The Company records the results of these limited partnerships based on the information provided to the Company by the general partner. Due to the subjectivity and volatility in valuing these investments, the fair value of these investments, and thus the Company's results, could vary significantly over future periods.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS

The market risk inherent in the Company's market risk sensitive instruments and positions is the potential loss arising from adverse changes in commodities futures prices, marketable equity security prices, market prices of limited partnerships' investments, foreign currency exchange rates, and interest rates as described below.

Commodities

The availability and price of agricultural commodities are subject to wide fluctuations due to unpredictable factors such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand resulting from population growth and changes in standards of living, and global production of similar and competitive crops. To reduce price risk caused by market fluctuations, the Company generally follows a policy of using exchange-traded futures and options contracts to minimize its net position of merchandisable agricultural commodity inventories and forward cash purchase and sales contracts. The Company will also use exchange-traded futures and options contracts as components of merchandising strategies designed to enhance margins. The results of these strategies can be significantly impacted by factors such as the volatility of the relationship between the value of exchange-traded commodities futures contracts and the cash prices of the underlying commodities, counterparty contracts defaults, and volatility of freight markets. In addition, the Company from time-to-time enters into derivative contracts which are designated as hedges of specific volumes of commodities that will be purchased and processed, or sold, in a future month. The changes in the market value of such futures contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Gains and losses arising from open and closed hedging transactions are deferred in other comprehensive income, net of applicable taxes, and recognized as a component of cost of products sold in the statement of earnings when the hedged item is recognized.

A sensitivity analysis has been prepared to estimate the Company's exposure to market risk of its daily net commodity position. The Company's daily net commodity position consists of inventories, related purchase and sale contracts, and exchange-traded futures contracts, including those contracts used to hedge portions of production requirements. The fair value of such daily net commodity position is a summation of the fair values calculated for each commodity by valuing each net position at quoted futures prices. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in such prices. Actual results may differ.

	2005		2004	
	Fair Value	Market Risk	Fair Value	Market Risk
	(In millions)			
Highest long position	**$ 226**	**$ 23**	$754	$75
Highest short position	**944**	**94**	506	51
Average position long (short)	**(300)**	**(30)**	31	3

The decrease in fair value of the average position for 2005 compared to 2004 was principally a result of a decrease in the daily net commodity position.

Marketable Equity Securities

Marketable equity securities, which are recorded at fair value, have exposure to price risk. The fair value of marketable equity securities is based on quoted market prices. Risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in quoted market prices. Actual results may differ.

	2005	2004
	(In millions)	
Fair value	**$ 664**	$ 773
Market risk	**66**	77

The decrease in fair value for 2005 compared to 2004 resulted primarily from disposals of securities, partially offset by an increase in fair market value of the securities.

Limited Partnerships

The Company is a limited partner in various private equity funds which invest primarily in emerging markets that have agri-processing potential. The Company accounts for these limited partnerships using the equity method of accounting. Therefore, the Company is recording in the consolidated statement of earnings its proportional share of the limited partnerships' net income or loss. The limited partnerships value their investments at fair value. Risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in market prices of the limitec partnerships' investments. Actual results may differ.

	2005	2004
	(In millions)	
Fair value of partnerships' investments	**$ 290**	$ 44
Market risk	**29**	4

The decrease in fair value for 2005 compared to 2004 resulte primarily from returns of capital, partially offset by an increase i fair market value of the limited partnerships' investments.

Currencies

In order to reduce the risk of foreign currency exchange rat fluctuations, except for amounts permanently invested as describe below, the Company follows a policy of hedging substantially al transactions denominated in a currency other than the functiona currencies applicable to each of its various entities. The instrument used for hedging are readily marketable exchange-traded future contracts and forward contracts with banks. The changes in marke value of such contracts have a high correlation to the price change in the currency of the related hedged transactions. The potential los in fair value for such net currency position resulting from hypothetical 10% adverse change in foreign currency exchange rate is not material.

The amount the Company considers permanently invested i foreign subsidiaries and affiliates and translated into dollars usin the year-end exchange rates is $4.0 billion at June 30, 2005 an $3.6 billion at June 30, 2004. This increase is principally due to a increase in retained earnings of the foreign subsidiaries an affiliates. The potential loss in fair value resulting from hypothetical 10% adverse change in quoted foreign curren exchange rates is $397 million and $361 million for 2005 and 200 respectively. Actual results may differ.

Interest

The fair value of the Company's long-term debt is estimated belo using quoted market prices, where available, and discounted futu cash flows based on the Company's current incremental borrowi rates for similar types of borrowing arrangements. Such fair val exceeded the long-term debt carrying value. Market risk is estimat as the potential increase in fair value resulting from a hypothetic .5% decrease in interest rates. Actual results may differ.

	2005	20(
	(In millions)	
Fair value of long-term debt	**$4,309**	$4,2
Excess of fair value over carrying value	**779**	4
Market risk	**229**	2

The increase in fair value for the current year resulted principal from a decrease in quoted interest rates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is principally engaged in procuring, transporting, storing, processing, and merchandising agricultural commodities and products.

Principles of Consolidation

The consolidated financial statements as of June 30, 2005 and for the three years then ended include the accounts of the Company and its majority-owned subsidiaries. Investments in affiliates are carried at cost plus equity in undistributed earnings since acquisition. All significant intercompany accounts and transactions have been eliminated.

The Company evaluates its less than majority-owned investments for consolidation pursuant to Financial Accounting Standards Board (FASB) Interpretation Number 46, *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51* (FIN 46). A variable interest entity (VIE) is a corporation, partnership, trust, or any other legal structure used for business purposes that does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a VIE to be consolidated by a company if that company is the primary beneficiary of the VIE. The primary beneficiary of a VIE is an entity that is subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the entity's residual returns, or both. The Company adopted the provisions of FIN 46, as revised, on March 31, 2004. As of June 30, 2005, the Company has $258 million of investments in private equity funds included in investments in affiliates which are considered VIEs pursuant to FIN 46. The Company's residual risk and rewards from these VIEs are proportional to the Company's ownership interest, and the Company is not the primary beneficiary of any of these VIEs.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in its consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all non-segregated, highly-liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Segregated Cash and Investments

The Company segregates certain cash and investment balances in accordance with certain regulatory requirements, commodity exchange requirements, and insurance arrangements. These segregated balances represent deposits received from customers trading in exchange-traded commodity instruments, securities pledged to commodity exchange clearinghouses, and cash and securities pledged as security under certain insurance arrangements. Segregated cash and investments primarily consist of cash, U.S. government securities, and money-market funds.

Receivables

The Company records trade accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts, $44 million at June 30, 2005, to reflect any loss anticipated on the trade accounts receivable balances. The Company calculates this allowance based on its history of write-offs, level of past-due accounts, and its relationships with, and the economic status of, its customers.

Credit risk on trade receivables is minimized as a result of the large and diversified nature of the Company's worldwide customer base. The Company controls its exposure to credit risk through credit approvals, credit limits, and monitoring procedures. Collateral is generally not required for the Company's trade receivables.

Inventories

Inventories of certain merchandisable agricultural commodities, which include amounts acquired under deferred pricing contracts, are stated at market value. In addition, the Company values certain inventories using the lower of cost, determined by either the first-in, first-out (FIFO) or last-in, first-out (LIFO) methods, or market.

Marketable Securities

The Company classifies its marketable securities as available-for-sale, except for certain designated securities which are classified as trading securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a component of other comprehensive income (loss). Unrealized gains and losses related to trading securities are included in income on a current basis. The Company uses the specific identification method when securities are sold or classified out of accumulated other comprehensive income (loss) into earnings.

Property, Plant, and Equipment

Property, plant, and equipment is recorded at cost and repair and maintenance costs are expensed as incurred. The Company generally uses the straight-line method in computing depreciation for financial reporting purposes and generally uses accelerated methods for income tax purposes. The annual provisions for depreciation have been computed principally in accordance with the following ranges of asset lives: buildings – 10 to 50 years; machinery and equipment — 3 to 30 years.

Asset Abandonments and Write-Downs

The Company recorded a $42 million, a $51 million, and a $13 million charge in cost of products sold during 2005, 2004, and 2003, respectively, principally related to the abandonment and write-down of certain long-lived assets. The majority of these assets were idle, and the decision to abandon was finalized after consideration of the ability to utilize the assets for their intended purpose, employ the assets in alternative uses, or sell the assets to recover the carrying value. After the write-downs, the carrying value of these assets is immaterial.

Net Sales

The Company follows a policy of recognizing sales revenue at the time of delivery of the product and when all of the following have occurred: a sales agreement is in place, pricing is fixed or determinable, and collection is reasonably assured. Freight costs and handling charges related to sales are recorded as a component of cost of products sold. Net sales to unconsolidated affiliates during the year ended June 30, 2005, were $2.9 billion.

Per Share Data

Basic earnings per common share is determined by dividing net earnings by the weighted average number of common shares outstanding. In computing diluted earnings per share, the weighted average number of common shares outstanding is increased by common stock options outstanding with exercise prices lower than the average market prices of common shares during each year. During 2005, 2004, and 2003, diluted average shares outstanding included incremental shares related to outstanding common stock options of 1.9 million, 2.1 million, and 0.8 million, respectively. The number of common stock options outstanding excluded from the diluted earnings per share computation is not material.

New Accounting Standards

In December 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) Number 123 (revised 2004), *Share-Based Payment,* which is a revision of SFAS Number 123, *Accounting for Stock-Based Compensation,* and amends SFAS Number 95, *Statement of Cash Flows.* SFAS Number 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value. Effective July 1, 2004, the Company adopted the fair value recognition provisions of SFAS Number 123. The adoption of SFAS Number 123(R) on July 1, 2005 will not have a material impact on the Company's financial statements.

In March 2005, the FASB issued Interpretation Number 47, *Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143* (FIN 47). FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS Number 143, *Accounting for Asset Retirement Obligations,* refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. However, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company will be required to adopt FIN 47 on July 1, 2005, and has not yet assessed the impact of the adoption of this standard on the Company's financial statements.

Stock Compensation

Effective July 1, 2004, the Company adopted the fair value recognition provisions of SFAS Number 123, *Accounting for Stock-Based Compensation,* for stock-based employee compensation. Prior to July 1, 2004, the Company accounted for stock-based employee compensation under the recognition and measurement provisions of APB Opinion Number 25, *Accounting for Stock Issued to Employees,* and related interpretations. Under the modified prospective method of adoption selected by the Company under the provisions of SFAS Number 148, *Accounting for Stock-Based Compensation – Transition and Disclosure,* stock-based employee compensation cost recognized during 2005 is the same as that which would have been recognized had the fair value recognition provisions of SFAS Number 123 been applied to all options granted after July 1, 1995. The effect of adopting SFAS Number 123 was immaterial.

The following table illustrates the effect on net earnings and earnings per share as if the fair value method had been applied to all outstanding and unvested employee stock options and awards in each year.

	2005	2004	2003
	(In thousands, except per share amounts)		
Net earnings, as reported	**$1,044,385**	$494,710	$451,145
Add: stock-based compensation expense reported in net earnings, net of related tax	**18,101**	4,566	2,706
Deduct: stock-based compensation expense determined under fair value method, net of related tax	**18,101**	8,748	8,125
Pro forma net earnings	**$1,044,385**	$490,528	$445,726
Basic earnings per common share:			
As reported	**$1.60**	$.76	$.7(
Pro forma	**$1.60**	$.76	$.6(
Diluted earnings per common share:			
As reported	**$1.59**	$.76	$.7(
Pro forma	**$1.59**	$.75	$.6(

The fair value of each option grant is estimated as of the date of grant using the Black-Scholes single option pricing model. The assumptions used in the Black-Scholes single option pricing model are as follows.

	2005	2004	2003
Dividend yield	**2%**	2%	2%
Risk-free interest rate	**4%**	4%	4%
Stock volatility	**27%**	28%	30%
Average expected life (years)	**9**	9	6

Reclassifications

Certain items in prior year financial statements have been reclassified to conform to the current year's presentation.

CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended June 30,		
	2005	2004	2003
	(In thousands, except per share amounts)		
Net sales and other operating income	**$35,943,810**	$36,151,394	$30,708,033
Cost of products sold	**33,512,471**	34,003,070	28,980,895
Gross Profit	**2,431,339**	2,148,324	1,727,138
Selling, general, and administrative expenses	**1,080,811**	1,401,833	947,694
Other expense (income) – net	**(165,847)**	28,480	148,471
Earnings Before Income Taxes	**1,516,375**	718,011	630,973
Income taxes	**471,990**	223,301	179,828
Net Earnings	**$ 1,044,385**	$ 494,710	$ 451,145
Basic earnings per common share	**$ 1.60**	$ .76	$ .70
Diluted earnings per common share	**$ 1.59**	$ .76	$ .70
Average number of shares outstanding – basic	**654,242**	647,698	646,086
Average number of shares outstanding – diluted	**656,123**	649,810	646,863

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

ASSETS	June 30 2005	June 30 2004
	(In thousands)	
Current Assets		
Cash and cash equivalents	$ 522,420	$ 540,207
Segregated cash and investments	908,001	871,439
Receivables	4,102,263	4,040,759
Inventories	3,906,698	4,591,648
Other assets	271,319	294,943
Total Current Assets	9,710,701	10,338,996
Investments and Other Assets		
Investments in and advances to affiliates	1,879,501	1,832,619
Long-term marketable securities	1,049,952	1,161,388
Goodwill	325,167	337,474
Other assets	448,404	443,606
	3,703,024	3,775,087
Property, Plant, and Equipment		
Land	209,130	190,136
Buildings	2,660,267	2,568,472
Machinery and equipment	10,962,390	10,658,282
Construction in progress	298,963	263,332
	14,130,750	13,680,222
Allowances for depreciation	(8,946,370)	(8,425,484)
	5,184,380	5,254,738
	$18,598,105	$19,368,821

LIABILITIES AND SHAREHOLDERS' EQUITY	June 30	
	2005	2004
	(In thousands)	
Current Liabilities		
Short-term debt	**$ 425,808**	$ 1,770,512
Accounts payable	**3,399,352**	3,238,230
Accrued expenses	**1,318,766**	1,580,700
Current maturities of long-term debt	**222,938**	160,795
Total Current Liabilities	**5,366,864**	6,750,237
Long-Term Liabilities		
Long-term debt	**3,530,140**	3,739,875
Deferred income taxes	**779,427**	653,834
Other	**488,202**	526,659
	4,797,769	4,920,368
Shareholders' Equity		
Common stock	**5,385,840**	5,431,510
Reinvested earnings	**3,011,015**	2,183,751
Accumulated other comprehensive income	**36,617**	82,955
	8,433,472	7,698,216
	$18,598,105	$19,368,821

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended June 30,		
	2005	2004	2003
		(In thousands)	
Operating Activities			
Net earnings	**$ 1,044,385**	$ 494,710	$ 451,145
Adjustments to reconcile net earnings to net cash provided by operating activities			
Depreciation	**664,652**	685,613	643,615
Asset abandonments	**41,548**	50,576	13,221
Deferred income taxes	**241,671**	(67,505)	105,086
(Gain) loss on marketable securities transactions	**(113,299)**	(23,968)	363
Equity in (earnings) loss of affiliates, net of dividends	**(91,280)**	(84,930)	(14,138
Stock contributed to employee benefit plans	**23,840**	23,281	23,591
Other – net	**42,732**	(59,138)	130,427
Changes in operating assets and liabilities			
Segregated cash and investments	**(37,319)**	(316,423)	(134,434
Receivables	**(216,967)**	(378,501)	(112,460
Inventories	**825,486**	(950,792)	(200,392
Other assets	**(35,056)**	(6,724)	(39,061
Accounts payable and accrued expenses	**(264,214)**	667,140	202,213
Total Operating Activities	**2,126,179**	33,339	1,069,176
Investing Activities			
Purchases of property, plant, and equipment	**(623,819)**	(509,237)	(435,952
Proceeds from sales of property, plant, and equipment	**43,611**	57,226	40,061
Net assets of businesses acquired	**(24,238)**	(93,022)	(526,970
Investments in and advances to affiliates	**(112,018)**	(112,984)	(130,096
Distributions from affiliates, excluding dividends	**157,824**	122,778	40,113
Purchases of marketable securities	**(1,433,412)**	(857,786)	(328,852
Proceeds from sales of marketable securities	**1,674,180**	786,492	271,340
Other – net	**16,364**	32,098	11,258
Total Investing Activities	**(301,508)**	(574,435)	(1,059,098
Financing Activities			
Long-term debt borrowings	**18,547**	4,366	517,222
Long-term debt payments	**(185,913)**	(32,381)	(315,319
Net borrowings (payments) under line of credit agreements	**(1,357,456)**	483,764	281,669
Purchases of treasury stock	**(139,112)**	(4,113)	(101,212
Cash dividends	**(209,425)**	(174,109)	(155,569
Proceeds from exercises of stock options	**30,901**	38,817	1,971
Total Financing Activities	**(1,842,458)**	316,344	228,766
Increase (Decrease) in Cash and Cash Equivalents	**(17,787)**	(224,752)	238,844
Cash and Cash Equivalents – Beginning of Year	**540,207**	764,959	526,119
Cash and Cash Equivalents – End of Year	**$ 522,420**	$ 540,207	$ 764,959

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Reinvested	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Earnings	Income (Loss)	Equity
	(In thousands)				
Balance June 30, 2002	649,993	$ 5,436,151	$ 1,567,570	$ (248,900)	$ 6,754,821
Comprehensive income					
Net earnings			451,145		
Other comprehensive income				81,942	
Total comprehensive income					533,087
Cash dividends paid – $.24 per share			(155,565)		(155,565)
Treasury stock purchases	(8,410)	(101,212)			(101,212)
Other	3,272	38,066			38,066
Balance June 30, 2003	644,855	5,373,005	1,863,150	(166,958)	7,069,197
Comprehensive income					
Net earnings			494,710		
Other comprehensive income				249,913	
Total comprehensive income					744,623
Cash dividends paid – $.27 per share			(174,109)		(174,109)
Treasury stock purchases	(309)	(4,113)			(4,113)
Other	6,202	62,618			62,618
Balance June 30, 2004	650,748	5,431,510	2,183,751	82,955	7,698,216
Comprehensive income					
Net earnings			**1,044,385**		
Other comprehensive income (loss)				**(46,338)**	
Total comprehensive income					**998,047**
Cash dividends paid – $.32 per share			**(209,425)**		**(209,425)**
Treasury stock purchases	**(7,095)**	**(139,112)**			**(139,112)**
Other	**6,746**	**93,442**	**(7,696)**		**85,746**
Balance June 30, 2005	**650,399**	**$5,385,840**	**$3,011,015**	**$ 36,617**	**$8,433,472**

See notes to consolidated financial statements.

Note 1-Acquisitions

The 2005, 2004, and 2003 acquisitions were accounted for as purchases in accordance with SFAS Number 141, *Business Combinations.* Accordingly, the tangible assets and liabilities have been adjusted to fair values with the remainder of the purchase price, if any, recorded as goodwill. The identifiable intangible assets acquired as part of these acquisitions are not material.

2005 Acquisitions

During 2005, the Company acquired five businesses for a total cost of $24 million. The Company recorded no goodwill related to these acquisitions.

2004 Acquisitions

During 2004, the Company acquired five businesses for a total cost of $94 million. The Company recorded no goodwill related to these acquisitions.

2003 Acquisitions

On September 6, 2002, the Company acquired all of the outstanding Class A units of Minnesota Corn Processors, LLC (MCP), an operator of corn wet-milling plants in Minnesota and Nebraska, for cash of $382 million and assumed $233 million of MCP long-term debt. Prior to September 6, 2002, the Company owned non-voting Class B units, which represented 30% of the outstanding equity of MCP. The operating results of MCP are consolidated ir the Company's net earnings from September 6, 2002. Prior to September 6 2002, the Company accounted for its investment in MCP on the equit method of accounting.

On February 24, 2003, the Company acquired six wheat flour mills locate in the United Kingdom from Associated British Foods plc (ABF). Th Company acquired the assets and inventories of the ABF mills for cash c approximately $96 million and assumed no liabilities in connection witl the acquisition. The operating results of the ABF mills are included in th Company's net earnings from February 24, 2003.

During February 2003, the Company tendered an offer to acquire all of th outstanding shares of Pura plc (Pura), a United Kingdom-based compan that processes and markets edible oil. Prior to the offer, the Company owne 28% of the outstanding equity of Pura and paid cash of $58 million t acquire the remaining outstanding shares. The results of Pura's operation are consolidated in the Company's net earnings from April 7, 2003. Prior t April 7, 2003, the Company accounted for its investment in Pura on th equity method of accounting.

The Company recorded goodwill of $120 million related to the 200 acquisitions.

Note 2-Marketable Securities and Cash Equivalents

	Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(In thousands)		
2005				
United States government obligations				
Maturity less than 1 year	**$ 203,157**	**$ 226**	**$ (229)**	**$ 203,15**
Maturity 5 to 10 years	**49,355**	**—**	**(66)**	**49,28**
Other debt securities				
Maturity less than 1 year	**168,568**	**—**	**(212)**	**168,35**
Maturity 1 to 5 years	**41,000**	**—**	**(209)**	**40,79**
Maturity 5 to 10 years	**75,000**	**—**	**(526)**	**74,47**
Maturity greater than 10 years	**225,331**	**—**	**(3,885)**	**221,44**
Equity securities				
Available-for-sale	**304,430**	**344,700**	**(1,769)**	**647,36**
Trading	**16,591**	**—**	**—**	**16,59**
	$1,083,432	**$344,926**	**$(6,896)**	**$1,421,46**

	Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(In thousands)		
2004				
United States government obligations				
Maturity less than 1 year	$ 180,472	$ 104	$ (135)	$ 180,44
Other debt securities				
Maturity less than 1 year	137,127	2	(125)	137,0C
Maturity 5 to 10 years	90,000	—	(2,796)	87,2C
Maturity greater than 10 years	306,231	—	(4,656)	301,57
Equity securities				
Available-for-sale	435,668	326,043	(2,031)	759,68
Trading	12,929	—	—	12,92
	$ 1,162,427	$ 326,149	$ (9,743)	$ 1,478,83

Of the $7 million in unrealized losses at June 30, 2005, $4 million of unrealized losses arose within the last 12 months, and the remaining $3 millio of unrealized losses arose within the last 24 months.

Note 3-Inventories and Derivatives

To reduce price risk caused by market fluctuations, the Company generally follows a policy of using exchange-traded futures and options contracts to minimize its net position of merchandisable agricultural commodity inventories and forward cash purchase and sales contracts. The Company will also use exchange-traded futures and options contracts as components of merchandising strategies designed to enhance margins. The results of these strategies can be significantly impacted by factors such as the volatility of the relationship between the value of exchange-traded commodities futures contracts and the cash prices of the underlying commodities, counterparty contracts defaults, and volatility of freight markets. Inventories of certain merchandisable agricultural commodities, which include amounts acquired under deferred pricing contracts, are stated at market value. Exchange-traded futures and options contracts, forward cash purchase contracts, and forward cash sales contracts of merchandisable agricultural commodities, which have not been designated as fair value hedges, are valued at market price. Changes in the market value of inventories of merchandisable agricultural commodities, forward cash purchase and sales contracts, and exchange-traded futures contracts are recognized in earnings immediately, resulting in cost of goods sold approximating first-in, first-out (FIFO) cost. Unrealized gains on forward cash purchase contracts, forward cash sales contracts, and exchange-traded futures contracts represent the fair value of such instruments and are classified on the Company's balance sheet as receivables. Unrealized losses on forward cash purchase contracts, forward cash sales contracts, and exchange-traded futures contracts represent the fair value of such instruments and are classified on the Company's balance sheet as accounts payable.

The Company also values certain inventories using the lower of cost, determined by either the LIFO or FIFO method, or market.

	2005	2004
	(In thousands)	
LIFO inventories		
FIFO value	**$339,964**	$ 560,442
LIFO valuation reserve	**(20,732)**	(134,607)
LIFO inventories carrying value	**319,232**	425,835
FIFO inventories	**1,292,822**	1,366,755
Market inventories	**2,294,644**	2,799,058
	$3,906,698	$4,591,648

The Company, from time to time, uses futures contracts to fix the purchase price of anticipated volumes of commodities to be purchased and processed in a future month. The Company also uses futures, options, and swaps to fix the purchase price of the Company's anticipated natural gas requirements for certain production facilities. In addition, certain of the Company's ethanol sales contracts are indexed to unleaded gasoline prices. The Company uses futures and options to fix the sales price of anticipated volumes of these ethanol sales in future months. These derivatives are designated as cash flow hedges. The changes in the market value of such derivative contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. The amounts representing the ineffectiveness of these cash flow hedges are immaterial. Gains and losses arising from open and closed hedging transactions are deferred in other comprehensive income (loss), net of applicable income taxes, and recognized as a component of cost of products sold in the statement of earnings when the hedged item is recognized. As of June 30, 2005, the Company has recorded $6 million of after-tax gains in other comprehensive income (loss) related to gains and losses from cash flow hedge transactions. The Company expects to recognize $1 million of these after-tax gains in the statement of earnings during fiscal 2006, and the remaining $5 million of after-tax gains are expected to be recognized in the statement of earnings during the first two quarters of fiscal 2007.

Note 4-Investments in and Advances to Affiliates

The Company has ownership interests in non-majority-owned affiliates accounted for under the equity method. The Company had 83 and 85 unconsolidated affiliates as of June 30, 2005 and 2004, respectively, located in North and South America, Africa, Europe, and Asia. During fiscal 2005, the Company acquired controlling interests in 3 previously unconsolidated affiliates, made initial investments in 7 unconsolidated affiliates and disposed of its investments in 6 affiliates. The following table summarizes the combined balance sheets and the combined statements of earnings of the Company's unconsolidated affiliates as of and for each of the three years ended June 30, 2005, 2004, and 2003.

	2005	2004	2003
		(In thousands)	
Current assets	**$ 6,240,670**	$5,159,660	
Non-current assets	**7,384,141**	8,305,256	
Current liabilities	**4,746,450**	3,983,022	
Non-current liabilities	**1,912,285**	1,939,453	
Minority interests	**430,530**	369,991	
Net assets	**$ 6,535,546**	$7,172,450	
Net sales	**$20,214,914**	$17,744,217	$17,181,800
Gross profit	**2,310,413**	1,991,947	2,037,875
Net income (loss)	**757,539**	819,201	(62,707)

Undistributed earnings of the Company's unconsolidated affiliates as of June 30, 2005, is $436 million.

Two foreign affiliates for which the Company has a carrying value of $406 million have a market value of $384 million based on quoted market prices and exchange rates at June 30, 2005.

Note 5-Goodwill and Other Intangible Assets

The Company accounts for its goodwill and other intangible assets in accordance with SFAS Number 142 (SFAS 142), *Goodwill and Other Intangible Assets.* Under this standard, goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests. Intangible assets with identifiable useful lives are amortized over those useful lives.

Goodwill balances attributable to consolidated businesses and investments in affiliates, by segment, are set forth in the table below.

2005	Consolidated Businesses	Investments in Affiliates	Total
	(In thousands)		
Oilseeds Processing	**$ 12,279**	**$ 9,141**	**$ 21,420**
Corn Processing	**76,961**	**7,074**	**84,035**
Agricultural Services	**6,771**	**8,670**	**15,441**
Other	**137,151**	**67,120**	**204,271**
Total	**$233,162**	**$92,005**	**$325,167**

2004	Consolidated Businesses	Investments in Affiliates	Total
	(In thousands)		
Oilseeds Processing	$ 12,419	$ 6,618	$ 19,037
Corn Processing	76,961	7,074	84,035
Agricultural Services	6,771	7,963	14,734
Other	140,811	78,857	219,668
Total	$ 236,962	$ 100,512	$ 337,474

The changes in goodwill during 2005 are principally related to the finalization of allocations of purchase prices for acquisitions and foreign currency translation adjustments. The Company's other intangible assets are not material.

Note 6-Debt and Financing Arrangements

	2005	2004
	(In thousands)	
5.935% Debentures $500 million face amount, due in 2032	**$ 493,491**	$ 493,252
7.0% Debentures $400 million face amount, due in 2031	**397,569**	397,475
7.5% Debentures $350 million face amount, due in 2027	**348,076**	348,041
8.875% Debentures $300 million face amount, due in 2011	**299,053**	298,933
8.125% Debentures $300 million face amount, due in 2012	**298,827**	298,706
6.625% Debentures $300 million face amount, due in 2029	**298,677**	298,655
8.375% Debentures $300 million face amount, due in 2017	**295,568**	295,356
7.125% Debentures $250 million face amount, due in 2013	**249,636**	249,601
6.95% Debentures $250 million face amount, due in 2097	**246,270**	246,241
6.75% Debentures $200 million face amount, due in 2027	**196,222**	196,107
Other	**629,689**	778,303
Total long-term debt	**3,753,078**	3,900,670
Current maturities	**(222,938)**	(160,795
	$3,530,140	$3,739,875

At June 30, 2005, the fair value of the Company's long-term debt exceede the carrying value by $779 million, as estimated by using quoted marke prices or discounted future cash flows based on the Company's currer incremental borrowing rates for similar types of borrowing arrangements.

The aggregate maturities of long-term debt for the five years after June 3(2005 are $223 million, $72 million, $70 million, $36 million, an $43 million, respectively.

At June 30, 2005, the Company had pledged certain property, plant, an equipment with a carrying value of $504 million as security for certai long-term debt obligations.

At June 30, 2005, the Company had lines of credit totaling $3.5 billion, which $3.1 billion was unused. The weighted average interest rates on shor term borrowings outstanding at June 30, 2005 and 2004 were 3.75% ar 1.46%, respectively.

Note 7-Shareholders' Equity

The Company has authorized one billion shares of common stock and 500,000 shares of preferred stock, each without par value. No preferred stock has been issued. At June 30, 2005 and 2004, the Company had approximately 21.5 million and 21.2 million shares, respectively, in treasury. Treasury stock of $315 million at June 30, 2005 and $259 million at June 30, 2004 is recorded at cost as a reduction of common stock.

Stock option plans provide for the granting of options to employees to purchase common stock of the Company at market value on the date of grant pursuant to the Company's 1996 Stock Option Plan, 1999 Incentive Compensation Plan, and 2002 Incentive Compensation Plan. Options expire five to ten years after the date of grant, and the vesting requirements of awards under the plans range from four to nine years based upon the terms of each option grant.

The Company's 1999 and 2002 Incentive Compensation Plans provide for the granting of restricted stock awards at no cost to certain officers and key employees. The awarded shares are made in common stock and vest at the end of a three-year restriction period. Upon issuance of restricted stock awards, unearned compensation equivalent to the market value of the shares at the date of grant is charged to shareholders' equity and amortized to compensation expense over the vesting period. During 2005, 2004 and 2003, 2.5 million, 1.1 million, and 1 million common shares were granted as restricted stock awards, respectively.

At June 30, 2005, there were .4 million, .9 million, and 17.6 million shares available for future grant pursuant to the 1996, 1999, and 2002 plans, respectively. Stock option activity during the years indicated is as follows:

	2005		2004		2003	
	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
			(In thousands, except per share amounts)			
Shares under option – beginning of year	**11,102**	**$11.73**	14,463	$11.54	10,581	$11.62
Granted	**3,093**	**15.74**	1,446	13.65	4,439	11.30
Exercised	**(3,278)**	**10.79**	(3,931)	11.58	(228)	9.32
Cancelled	**(394)**	**11.89**	(876)	12.41	(329)	12.75
Shares under option – end of year	**10,523**	**$13.19**	11,102	$11.73	14,463	$11.54
Shares exercisable – end of year	**2,307**	**$11.72**	3,880	$10.77	5,445	$11.40

At June 30, 2005, the range of exercise prices and weighted average remaining contractual life of outstanding options was $8.33 to $24.26 and six years, respectively. Substantially all of the outstanding and exercisable options as of June 30, 2005, have exercise prices which range between $11 and $16. The weighted average fair values of options granted during 2005, 2004, and 2003 are $5.41, $4.72, and $3.20, respectively.

Note 8-Accumulated Other Comprehensive Income (Loss)

The following table sets forth information with respect to accumulated other comprehensive income (loss):

	Foreign Currency Translation Adjustment	Deferred Gain (Loss) on Hedging Activities	Minimum Pension Liability Adjustment	Unrealized Gain (Loss) on Investments	Accumulated Other Comprehensive Income (Loss)
			(In thousands)		
Balance at June 30, 2002	$ (373,212)	$ 41,212	$ (24,716)	$ 107,816	$ (248,900)
Unrealized gains (losses)	250,211	22,834	(188,080)	(34,513)	50,452
(Gains) losses reclassified to net earnings		(66,391)		(7,892)	(74,283)
Tax effect		16,519	71,333	17,921	105,773
Net of tax amount	250,211	(27,038)	(116,747)	(24,484)	81,942
Balance at June 30, 2003	(123,001)	14,174	(141,463)	83,332	(166,958)
Unrealized gains (losses)	97,044	14,292	19,227	250,876	381,439
(Gains) losses reclassified to net earnings		(22,834)		(11,042)	(33,876)
Tax effect		3,379	(9,330)	(91,699)	(97,650)
Net of tax amount	97,044	(5,163)	9,897	148,135	249,913
Balance at June 30, 2004	**(25,957)**	**9,011**	**(131,566)**	**231,467**	**82,955**
Unrealized gains (losses)	**8,528**	**9,677**	**(53,274)**	**33,655**	**(1,414)**
(Gains) losses reclassified to net earnings		**(14,292)**		**(35,889)**	**(50,181)**
Tax effect		**1,705**	**19,685**	**(16,133)**	**5,257**
Net of tax amount	**8,528**	**(2,910)**	**(33,589)**	**(18,367)**	**(46,338)**
Balance at June 30, 2005	**$(17,429)**	**$ 6,101**	**$(165,155)**	**$213,100**	**$ 36,617**

Note 9-Other Expense (Income) – Net

	2005	2004	2003
	(In thousands)		
Interest expense	**$326,580**	$ 341,991	$ 359,971
Investment income	**(135,346)**	(116,352)	(121,887)
Net (gain) loss on marketable securities transactions	**(113,299)**	(23,968)	363
Equity in (earnings) losses of unconsolidated affiliates	**(228,865)**	(180,716)	(65,991)
Other – net	**(14,917)**	7,525	(23,985)
	$(165,847)	$ 28,480	$ 148,471

Interest expense is net of interest capitalized of $11 million, $7 million, and $4 million in 2005, 2004, and 2003, respectively.

The Company made interest payments of $326 million, $361 million, and $345 million in 2005, 2004, and 2003, respectively.

Realized gains on sales of available-for-sale marketable securities totaled $114 million, $24 million, and $4 million in 2005, 2004, and 2003, respectively. Realized losses totaled $1 million and $4 million in 2005 and 2003, respectively.

Note 10-Income Taxes

For financial reporting purposes, earnings before income taxes include the following components:

	2005	2004	2003
	(In thousands)		
United States	**$ 977,966**	$369,153	$356,654
Foreign	**538,409**	348,858	274,319
	$1,516,375	$718,011	$630,973

Significant components of income taxes are as follows:

	2005	2004	2003
	(In thousands)		
Current			
Federal	**$ 188,456**	$159,450	$ 13,653
State	**39,752**	19,770	1,229
Foreign	**2,111**	141,985	60,881
Deferred			
Federal	**135,806**	(50,601)	92,518
State	**5,576**	(3,312)	9,125
Foreign	**100,289**	(43,991)	2,422
	$ 471,990	$223,301	$179,828

Significant components of the Company's deferred tax liabilities and assets are as follows:

	2005	2004
	(In thousands)	
Deferred tax liabilities		
Depreciation	**$ 674,927**	$635,238
Bond discount amortization	**22,760**	24,712
Unrealized gain on marketable securities	**137,025**	108,753
Equity in earnings of affiliates	**95,777**	93,363
Other	**72,333**	131,248
	1,002,822	993,314
Deferred tax assets		
Pension and postretirement benefits	**148,728**	134,410
Reserves and other accruals	**20,155**	165,713
Other	**59,368**	118,084
	228,251	418,207
Net deferred tax liabilities	**774,571**	575,107
Current net deferred tax assets included in other assets	**4,856**	78,727
Non-current net deferred tax liabilities	**$ 779,427**	$653,834

Reconciliation of the statutory federal income tax rate to the Company's effective tax rate on earnings is as follows:

	2005	2004	2003
Statutory rate	**35.0%**	35.0%	35.0%
Export tax incentives	**(2.6)**	(5.0)	(4.2)
State income taxes, net of federal tax benefit	**1.4**	1.9	0.8
Foreign earnings taxed at rates other than the U.S. statutory rate	**(4.0)**	(3.8)	(5.5)
Other	**1.3**	3.0	2.4
Effective rate	**31.1%**	31.1%	28.5%

The Company made income tax payments of $238 million, $273 million, and $124 million in 2005, 2004, and 2003, respectively.

The Company has $105 million and $81 million of tax assets for net operating loss carryforwards related to certain international subsidiaries at June 30, 2005 and 2004, respectively. As of June 30, 2005, approximately $88 million of these assets have no expiration date, and the remaining $17 million expire at various times through fiscal 2011. The annual usage of certain of these assets is limited to a percentage of the taxable income of the respective international subsidiary for the year. The Company has recorded a valuation allowance of $83 million and $70 million against these tax assets at June 30, 2005 and 2004, respectively, due to the uncertainty of their realization. The Company also has $18 million of tax assets related to excess foreign tax credits which expire in fiscal 2013.

Undistributed earnings of the Company's foreign subsidiaries and affiliated corporate joint venture companies accounted for on the equity method amounting to approximately $1.7 billion at June 30, 2005 are considered to be permanently reinvested, and accordingly, no provision for U.S. income taxes has been provided thereon. It is not practicable to determine the deferred tax liability for temporary differences related to these undistributed earnings.

Note 11-Leases

The Company leases manufacturing and warehouse facilities, real estate, transportation assets, and other equipment under operating leases which expire at various dates through the year 2076. Rent expense for 2005, 2004, and 2003 was $116 million, $121 million, and $98 million, respectively. Future minimum rental payments for non-cancelable operating leases with initial or remaining terms in excess of one year are as follows:

Fiscal years	*(In thousands)*
2006	$64,976
2007	51,585
2008	38,119
2009	31,490
2010	21,771
Thereafter	112,722
Total minimum lease payments	$320,663

Note 12-Employee Benefit Plans

The Company provides substantially all domestic employees and employees at certain international subsidiaries with pension benefits. The Company also provides substantially all domestic salaried employees with postretirement health care and life insurance benefits.

The Company has savings and investment plans available to employees. The Company also maintains stock ownership plans for qualifying employees. The Company contributes shares of its stock to the plans to match qualifying employee contributions. Employees have the choice of retaining Company stock in their accounts or diversifying the shares into other investment options. Expense is measured and recorded based upon the fair market value of the stock contributed to the plans each month. The number of shares designated for use in the plans is not significant compared to the shares outstanding for the periods presented. Assets of the Company's defined contribution plans consist primarily of listed common stocks and pooled funds. The Company's defined contribution plans held 22.6 million shares of Company common stock at June 30, 2005, with a market value of $484 million. Cash dividends received on shares of Company common stock by these plans during the year ended June 30, 2005 were $7 million.

	Pension Benefits			Postretirement Benefits		
	2005	2004	2003	**2005**	2004	2003
	(In thousands)			*(In thousands)*		
Retirement plan expense						
Defined benefit plans:						
Service cost (benefits earned during the period)	**$ 58,092**	$ 48,749	$33,414	**$ 6,467**	$ 6,121	$ 7,135
Interest cost	**79,267**	70,133	64,287	**7,704**	7,711	8,449
Expected return on plan assets	**(68,259)**	(57,947)	(63,268)	**—**	—	—
Amortization of actuarial loss (gain)	**32,582**	23,865	5,721	**91**	61	(2)
Other amortization	**4,273**	3,721	2,193	**(1,116)**	(1,116)	539
Net periodic defined benefit plan expense	**105,955**	88,521	42,347	**13,146**	12,777	16,121
Defined contribution plans:	**25,046**	23,622	22,833	**—**	—	—
Total retirement plan expense	**$131,001**	$112,143	$65,180	**$13,146**	$12,777	$16,121

The Company uses a March 31 measurement date for substantially all defined benefit plans. The following tables set forth changes in the defined benefit obligation and the fair value of defined benefit plan assets:

	Pension Benefits		Postretirement Benefits	
	2005	2004	**2005**	2004
	(In thousands)		*(In thousands)*	
Benefit obligation, beginning	**$1,398,429**	$1,131,532	**$ 136,403**	$ 125,765
Service cost	**58,092**	48,681	**6,467**	6,121
Interest cost	**79,267**	70,133	**7,704**	7,711
Actuarial loss (gain)	**83,093**	112,576	**5,636**	1,561
Benefits paid	**(56,158)**	(44,712)	**(5,112)**	(4,758)
Plan amendments	**8,328**	28,478	**(89)**	—
Acquisitions	**21,561**	34,879	**—**	—
Foreign currency effects	**6,776**	16,862	**55**	3
Benefit obligation, ending	**$1,599,388**	$1,398,429	**$ 151,064**	$ 136,403
Fair value of plan assets, beginning	**$ 912,549**	$ 637,121	**$ —**	$ —
Actual return on plan assets	**96,860**	151,027	**—**	—
Employer contributions	**99,961**	110,556	**5,112**	4,758
Benefits paid	**(56,158)**	(43,401)	**(5,112)**	(4,758)
Plan amendments	**3,417**	18,443	**—**	—
Acquisitions	**5,247**	27,397	**—**	—
Foreign currency effects	**6,505**	11,406	**—**	—
Fair value of plan assets, ending	**$1,068,381**	$ 912,549	**$ —**	$ —
Funded status	**$ (531,007)**	$ (485,880)	**$(151,064)**	$(136,403)
Unamortized transition amount	**(553)**	(929)	**—**	—
Unrecognized net loss	**436,401**	411,500	**20,257**	14,751
Unrecognized prior service costs	**42,901**	42,615	**(11,167)**	(12,283)
Adjustment for fourth quarter contributions	**1,758**	2,682	**—**	—
Pension liability recognized in the balance sheet	**$ (50,500)**	$ (30,012)	**$(141,974)**	$(133,935)
Prepaid benefit cost	**$ 23,586**	$ 67,721	**$ —**	$ —
Accrued benefit liability – current	**(196,925)**	(86,511)	**—**	—
Accrued benefit liability – long-term	**(179,333)**	(261,909)	**(141,974)**	(133,935)
Intangible asset	**42,604**	42,018	**—**	—
Accumulated other comprehensive loss	**259,568**	208,669	**—**	—
Net amount recognized, June 30	**$ (50,500)**	$ (30,012)	**$(141,974)**	$(133,935)

The following table sets forth the principal assumptions used in developing the benefit obligation and the net periodic pension expense:

	Pension Benefits		Postretirement Benefits	
	2005	2004	**2005**	2004
Discount rate	**5.4%**	5.6%	**5.8%**	5.8%
Expected return on plan assets	**7.2%**	7.4%	**N/A**	N/A
Rate of compensation increase	**3.7%**	4.1%	**N/A**	N/A

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets were $1.5 billion, $1.3 billion, and $980 million, respectively, as of June 30, 2005, and $1.3 billion, $1.2 billion, and $834 million, respectively, as of June 30, 2004. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1.3 billion, $1.2 billion, and $835 million, respectively, as of June 30, 2005, and $1.2 billion, $1 billion, and $703 million, respectively, as of June 30, 2004. The accumulated benefit obligation for all pension plans as of June 30, 2005 and 2004, was $1.4 billion and $1.2 billion, respectively.

For postretirement benefit measurement purposes, a 10.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005. The rate was assumed to decrease gradually to 5.0% for 2011 and remain at that level thereafter.

Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effect:

	1% Increase	1% Decrease
	(In thousands)	
Effect on combined service and interest cost components	$ 1,768	$ (1,550)
Effect on accumulated postretirement benefit obligations	$15,777	$(14,219)

Plan Assets

The following table sets forth the actual asset allocation and target asset allocation for the Company's global pension plan assets:

	2005	Target Asset Allocation
Equity securities †	54%	54%
Debt securities	45%	45%
Other	1%	1%
Total	100%	100%

† The Company's pension plans held 3.4 million shares of Company common stock at June 30, 2005, with a market value of $72 million. Cash dividends received on shares of Company common stock by these plans during the year ended June 30, 2005 were $1 million.

Investment objectives for the Company's plan assets are to:

- Optimize the long-term return on plan assets at an acceptable level of risk.
- Maintain a broad diversification across asset classes and among investment managers.
- Maintain careful control of the risk level within each asset class.
- Focus on a long-term return objective.

Asset allocation targets promote optimal expected return and volatility characteristics given the long-term time horizon for fulfilling the obligations of the pension plans. Selection of the targeted asset allocation for plan assets was based upon a review of the expected return and risk characteristics of each asset class, as well as the correlation of returns among asset classes.

Investment guidelines are established with each investment manager. These guidelines provide the parameters within which the investment managers agree to operate, including criteria that determine eligible and ineligible securities, diversification requirements, and credit quality standards, where applicable. In some countries, derivatives may be used to gain market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of underlying investments.

External consultants monitor the most appropriate investment strategy and asset mix for the Company's plan assets. To develop the Company's expected long-term rate of return assumption on plan assets, generally, the Company uses long-term historical return information for the targeted asset mix identified in asset and liability studies. Adjustments are made to the expected long-term rate of return assumption when deemed necessary based upon revised expectations of future investment performance of the overall investment markets. The expected long-term rate of return assumption used in computing 2005 net periodic pension cost for the pension plans was 7.2%.

Contributions and Expected Future Benefit Payments

The Company expects to contribute $197 million to the pension plans and $6 million to the postretirement benefit plan during 2006.

The following benefit payments, which reflect expected future service, are expected to be paid:

	Pension Benefits	Postretirement Benefits
	(In thousands)	
2006	$ 56,901	$ 5,698
2007	61,321	5,687
2008	64,544	6,463
2009	68,500	7,441
2010	72,896	8,689
2011 – 2015	501,793	62,502

Note 13-Segment and Geographic Information

The Company is principally engaged in procuring, transporting, storing, processing, and merchandising agricultural commodities and products. The Company's operations are classified into three reportable business segments: Oilseeds Processing, Corn Processing, and Agricultural Services. Each of these segments is organized based upon the nature of products and services offered. The Company's remaining operations are aggregated and classified as Other.

The Oilseeds Processing segment includes activities related to processing oilseeds such as soybeans, cottonseed, sunflower seeds, canola, peanuts, and flaxseed into vegetable oils and meals principally for the food and feed industries. In addition, oilseeds may be resold into the marketplace as a raw material for other processors. Crude vegetable oil is sold "as is" or is further processed by refining, bleaching, and deodorizing into salad oils. Salad oils can be further processed by hydrogenating and/or interesterifying into margarine, shortening, and other food products. Partially refined oil is sold for use in chemicals, paints, and other industrial products. Refined oil can be further processed for use in the production of biodiesel. Oilseed meals are primary ingredients used in the manufacture of commercial livestock and poultry feeds.

The Corn Processing segment includes activities related to the production of sweeteners, starches, dextrose, and syrups for the food and beverage industry as well as activities related to the production, by fermentation, of bioproducts such as alcohol, amino acids, and other specialty food and feed ingredients.

The Agricultural Services segment utilizes the Company's extensive grain elevator and transportation network to buy, store, clean, and transport agricultural commodities, such as oilseeds, corn, wheat, milo, oats, and barley, and resells these commodities primarily as feed ingredients and as raw materials for the agricultural processing industry. Agricultural Services' grain sourcing and transportation network provides reliable and efficient services to the Company's agricultural processing operations. Also included in Agricultural Services are the activities of A.C. Toepfer International, a global merchandiser of agricultural commodities and processed products.

Other includes the Company's remaining operations, consisting principally of food and feed ingredient businesses and financial activities. Food and feed ingredient businesses include Wheat Processing with activities related to the production of wheat flour; Cocoa Processing with activities related to the production of chocolate and cocoa products; the production of natural health and nutrition products; and the production of other specialty food and feed ingredients. Financial activities include banking, captive insurance, private equity fund investments, and futures commission merchant activities.

Intersegment sales have been recorded at amounts approximating market. Operating profit for each segment is based on net sales less identifiable operating expenses, including an interest charge related to working capital usage. Also included in operating profit are the related equity in earnings (losses) of affiliates based on the equity method of accounting. General corporate expenses, investment income, unallocated interest expense, marketable securities transactions, and FIFO to LIFO inventory adjustments have been excluded from segment operations and classified as Corporate.

Segment Information

	2005	2004	2003
		(In thousands)	
Sales to external customers			
Oilseeds Processing	**$11,803,309**	$12,049,250	$ 9,773,379
Corn Processing	**4,363,924**	4,005,181	3,058,686
Agricultural Services	**15,198,831**	15,638,341	13,557,946
Other	**4,577,746**	4,458,622	4,318,022
Total	**$35,943,810**	$36,151,394	$30,708,033
Intersegment sales			
Oilseeds Processing	**$ 158,519**	$ 178,056	$ 123,243
Corn Processing	**398,252**	315,173	244,039
Agricultural Services	**1,084,477**	2,192,090	1,425,883
Other	**109,268**	108,655	101,822
Total	**$ 1,750,516**	$ 2,793,974	$ 1,894,987
Net sales			
Oilseeds Processing	**$11,961,828**	$12,227,306	$ 9,896,622
Corn Processing	**4,762,176**	4,320,354	3,302,725
Agricultural Services	**16,283,308**	17,830,431	14,983,829
Other	**4,687,014**	4,567,277	4,419,844
Intersegment elimination	**(1,750,516)**	(2,793,974)	(1,894,987)
Total	**$35,943,810**	$36,151,394	$30,708,033

	2005	2004	2003
		(In thousands)	
Interest expense			
Oilseeds Processing	**$ 51,994**	$ 36,942	$ 35,433
Corn Processing	**19,600**	9,931	14,124
Agricultural Services	**42,620**	43,424	50,024
Other	**77,956**	56,387	62,760
Corporate	**134,410**	195,307	197,630
Total	**$ 326,580**	$ 341,991	$ 359,971
Depreciation			
Oilseeds Processing	**$ 162,290**	$ 168,836	$ 154,514
Corn Processing	**265,419**	268,968	246,851
Agricultural Services	**74,124**	79,987	77,636
Other	**139,502**	144,625	142,513
Corporate	**23,317**	23,197	22,101
Total	**$ 664,652**	$ 685,613	$ 643,615
Equity in earnings (losses) of affiliates			
Oilseeds Processing	**$ 18,346**	$ 30,475	$ 51,411
Corn Processing	**39,962**	33,286	39,825
Agricultural Services	**17,879**	12,359	953
Other	**106,443**	88,919	(35,147)
Corporate	**46,235**	15,677	8,949
Total	**$ 228,865**	$ 180,716	$ 65,991
Operating profit			
Oilseeds Processing	**$ 344,654**	$ 290,732	$ 337,089
Corn Processing	**530,233**	660,947	358,700
Agricultural Services	**261,659**	249,863	92,124
Other	**414,394**	359,469	221,999
Total operating profit	**1,550,940**	1,561,011	1,009,912
Corporate	**(34,565)**	(843,000)	(378,939)
Earnings before income taxes	**$ 1,516,375**	$ 718,011	$ 630,973
Investments in and advances to affiliates			
Oilseeds Processing	**$ 356,124**	$ 321,333	
Corn Processing	**163,817**	147,950	
Agricultural Services	**207,805**	180,952	
Other	**805,527**	881,108	
Corporate	**346,228**	301,276	
Total	**$ 1,879,501**	$ 1,832,619	
Identifiable assets			
Oilseeds Processing	**$ 5,169,644**	$ 5,412,654	
Corn Processing	**2,769,364**	2,829,153	
Agricultural Services	**2,912,294**	2,907,637	
Other	**5,911,916**	6,273,607	
Corporate	**1,834,887**	1,945,770	
Total	**$18,598,105**	$19,368,821	
Gross additions to property, plant, and equipment			
Oilseeds Processing	**$ 192,790**	$ 207,344	
Corn Processing	**263,483**	214,805	
Agricultural Services	**82,910**	93,834	
Other	**93,211**	86,243	
Corporate	**14,984**	18,407	
Total	**$ 647,378**	$ 620,633	

Geographic Information: The following geographic area data include net sales and other operating income attributed to the countries based on the location of the subsidiary making the sale and long-lived assets based on physical location. Long-lived assets represent the sum of the net book value of property, plant, and equipment plus goodwill related to consolidated businesses.

	2005	2004	2003
		(In millions)	
Net sales and other operating income			
United States	**$19,450**	$19,106	$16,140
Germany	**5,991**	6,108	4,519
Other foreign	**10,503**	10,937	10,049
	$35,944	$36,151	$30,708
Long-lived assets			
United States	**$ 3,921**	$ 4,033	
Foreign	**1,497**	1,459	
	$ 5,418	$ 5,492	

Note 14-Guarantees

The Company has entered into debt guarantee agreements, primarily related to equity-method investees, which could obligate the Company to make future payments if the primary entity fails to perform its contractual obligation. The Company has not recorded a liability for these contingent obligations, as the Company believes the likelihood of any payments being made is remote. Should the Company be required to make any payments pursuant to these guarantees, the Company has, for a majority of these agreements, a security interest in the underlying assets of the primary entity. These debt guarantees totaled $422 million at June 30, 2005. Outstanding borrowings under these guarantees were $309 million at June 30, 2005.

Note 15-Antitrust Litigation Settlement

In 2004, the Company entered into a settlement agreement related to a class action antitrust suit involving the sale of high-fructose corn syrup pursuant to which the Company accrued $400 million ($252 million after tax). The $400 million was paid in 2005.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Archer Daniels Midland Company's ("ADM") management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). ADM's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

Under the supervision and with the participation of management, including its principal executive officer and principal financial officer, ADM's management assessed the design and operating effectiveness of internal control over financial reporting as of June 30, 2005 based on the framework set forth in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that ADM's internal control over financial reporting was effective as of June 30, 2005. Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on management's assessment of the Company's internal control over financial reporting as of June 30, 2005. That report is included herein.

G. Allen Andreas
Chairman and Chief Executive Officer

Douglas J. Schmalz
Senior Vice President & Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Archer Daniels Midland Company
Decatur, Illinois

We have audited the accompanying consolidated balance sheets of Archer Daniels Midland Company and subsidiaries as of June 30, 2005 and 2004, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Archer Daniels Midland Company and subsidiaries at June 30, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Archer Daniels Midland Company and subsidiaries' internal control over financial reporting as of June 30, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated August 31, 2005, expressed an unqualified opinion thereon.

St. Louis, Missouri
August 31, 2005

Ernst + Young LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Archer Daniels Midland Company
Decatur, Illinois

We have audited management's assessment, included in the accompanying *Management's Report on Internal Control Over Financial Reporting,* that Archer Daniels Midland Company and subsidiaries maintained effective internal control over financial reporting as of June 30, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Archer Daniels Midland Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Archer Daniels Midland Company and subsidiaries maintained effective internal control over financial reporting as of June 30, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Archer Daniels Midland Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Archer Daniels Midland Company and subsidiaries as of June 30, 2005 and 2004, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2005, of Archer Daniels Midland Company and subsidiaries, and our report dated August 31, 2005, expressed an unqualified opinion thereon.

St. Louis, Missouri
August 31, 2005

Ernst + Young LLP

QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarter				
	First	Second	Third	Fourth	Year
	(In thousands, except per share amounts)				
Fiscal 2005					
Net Sales	**$8,972,411**	**$9,063,526**	**$8,484,171**	**$9,423,702**	**$35,943,810**
Gross Profit	**663,432**	**668,708**	**574,856**	**524,343**	**2,431,339**
Net Earnings (Loss)	**266,297**	**313,509**	**269,095**	**195,484**	**1,044,385**
Diluted Earnings (Loss) Per Common Share	**.41**	**.48**	**.41**	**.30**	**1.59**
Fiscal 2004					
Net Sales	$7,967,902	$9,188,504	$9,309,019	$9,685,969	$36,151,394
Gross Profit	453,754	604,294	587,019	503,257	2,148,324
Net Earnings (Loss)	150,181	220,821	226,769	(103,061)	494,710
Diluted Earnings (Loss) Per Common Share	.23	.34	.35	(.16)	.76

Net earnings (loss) for the three months and year ended June 30, 2005 include charges to cost of products sold of $40 million ($25 million after tax, equal to $.04 per share) and $42 million ($26 million after tax, equal to $.04 per share), respectively, related to the abandonment and write-down of certain long-lived assets. For the year ended June 30, 2005, net earnings include a gain of $159 million ($119 million after tax equal to $.18 per share) related to sales of the Company's interests in Tate & Lyle PLC. Net earnings (loss) for the three months and year ended June 30, 2004 include a $400 million charge ($252 million after tax, or $.39 per share) to selling, general, and administrative expense related to the settlement of fructose litigation. Net earnings (loss) for the three months and year ended June 30, 2004 include charges to cost of products sold of $10 million ($6 million after tax, equal to $.01 per share) and $51 million ($32 million after tax, equal to $.05 per share), respectively related to the abandonment and write-down of certain long-lived assets. For the year ended June 30, 2004, net earnings include a gain of $21 million ($13 million after tax, equal to $.02 per share) from an insurance-related lawsuit pertaining to the flood of 1993.

COMMON STOCK MARKET PRICES AND DIVIDENDS

The Company's common stock is listed and traded on the New York Stock Exchange, Chicago Stock Exchange, Frankfurt Stock Exchange, and Swiss Stock Exchange. The following table sets forth, for the periods indicated, the high and low market prices of the common stock as reported on the New York Stock Exchange and common stock cash dividends.

	Market Price		Cash Dividends
	High	Low	Per Share
Fiscal 2005 – Quarter Ended			
June 30	**$25.30**	**$17.50**	**$0.085**
March 31	**25.37**	**21.35**	**0.085**
December 31	**22.55**	**16.72**	**0.075**
September 30	**17.00**	**14.95**	**0.075**
Fiscal 2004 – Quarter Ended			
June 30	$ 17.95	$ 15.82	$ 0.075
March 31	17.83	14.90	0.075
December 31	15.24	13.11	0.06
September 30	14.14	11.95	0.06

The number of registered shareholders of the Company's common stock at June 30, 2005 was 23,091. The Company expects to continue its policy of paying regular cash dividends, although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements, and financial condition.

TEN-YEAR SUMMARY

Operating, Financial, and Other Data (Dollars in thousands, except per share data)

	2005	2004	2003
Operating			
Net sales and other operating income	**$35,943,810**	$36,151,394	$30,708,033
Depreciation	**664,652**	685,613	643,615
Net earnings	**1,044,385**	494,710	451,145
Basic earnings per common share	**1.60**	0.76	0.70
Diluted earnings per common share	**1.59**	0.76	0.70
Cash dividends	**209,425**	174,109	155,565
Per common share	**0.32**	0.27	0.24
Financial			
Working capital	**$ 4,343,837**	$ 3,588,759	$ 3,274,385
Per common share	**6.68**	5.51	5.08
Current ratio	**1.8**	1.5	1.6
Inventories	**3,906,698**	4,591,648	3,550,225
Net property, plant, and equipment	**5,184,380**	5,254,738	5,468,716
Gross additions to property, plant, and equipment	**647,378**	620,633	1,245,910
Total assets	**18,598,105**	19,368,821	17,182,879
Long-term debt	**3,530,140**	3,739,875	3,872,287
Shareholders' equity	**8,433,472**	7,698,216	7,069,197
Per common share	**12.97**	11.83	10.96
Other			
Weighted average shares outstanding – basic (000s)	**654,242**	647,698	646,086
Weighted average shares outstanding – diluted (000s)	**656,123**	649,810	646,883
Number of shareholders	**23,091**	24,394	25,539
Number of employees	**25,641**	26,317	26,197

Share and per share data have been adjusted for annual 5% stock dividends from September 1996 through September 2001.

2002	2001	2000	1999	1998	1997	1996
$22,611,894	$19,483,211	$18,612,423	$18,509,903	$19,832,594	$18,104,827	$17,981,264
566,576	572,390	604,229	584,965	526,813	446,412	393,605
511,093	383,284	300,903	265,964	403,609	377,309	695,912
0.78	0.58	0.45	0.39	0.59	0.55	0.99
0.78	0.58	0.45	0.39	0.59	0.55	0.99
130,000	125,053	120,001	117,089	111,551	106,990	90,860
0.20	0.19	0.18	0.17	0.16	0.15	0.13
$ 2,770,520	$ 2,283,320	$ 1,829,422	$ 1,949,323	$ 1,734,411	$ 2,035,580	$ 2,751,132
4.26	3.45	2.76	2.89	2.50	3.00	3.95
1.6	1.6	1.4	1.5	1.5	1.9	2.7
3,255,412	2,631,885	2,822,712	2,732,694	2,562,650	2,094,092	1,790,636
4,890,241	4,920,425	5,277,081	5,567,161	5,322,704	4,708,595	4,114,301
596,559	318,168	475,396	825,676	1,228,553	1,127,360	801,426
15,379,335	14,339,931	14,471,936	14,029,881	13,833,534	11,354,367	10,449,869
3,111,294	3,351,067	3,277,218	3,191,883	2,847,130	2,344,949	2,002,979
6,754,821	6,331,683	6,110,243	6,240,640	6,504,912	6,050,129	6,144,812
10.39	9.56	9.20	9.24	9.38	8.92	8.82
656,955	664,507	669,279	685,328	686,047	690,352	702,012
657,947	665,353	669,279	685,426	686,809	691,409	702,817
26,715	27,918	29,911	31,764	32,539	33,834	35,431
24,746	22,834	22,753	23,603	23,132	17,160	14,811

DIRECTORS

G. Allen Andreas

Chairman and Chief Executive Officer

Mr. Andreas, 62, joined ADM in 1973 and served in both domestic and international positions before being named President and Chief Executive in 1997. He was first elected a Director in 1997 and was named Chairman in 1999. Mr. Andreas chairs the Executive Committee.

Alan L. Boeckmann

Chairman and Chief Executive Officer of Fluor Corporation (an engineering and construction firm)

Mr. Boeckmann, 57, is also a Director of Burlington Northern Santa Fe Corporation. He joined ADM's Board in 2004. Mr. Boeckmann serves on the Compensation/Succession Committee.

Mollie Hale Carter

Chairman, Chief Executive Officer and President, Sunflower Bank and Vice President, Star A, Inc. (a farming and ranching operation)

Ms. Carter, 43, joined ADM's Board in 1996 and is also a Director of Westar Energy. She chairs the Nominating/Corporate Governance Committee. Ms. Carter also serves on the Executive, Audit and Compensation/Succession Committees.

Roger S. Joslin

Former Vice Chairman of State Farm Mutual Automobile Insurance Company

Mr. Joslin, 69, serves on the Board of Directors of Amlin, plc, and BroMenn Healthcare System. He joined ADM's Board in 2001, chairs the Audit Committee and serves on the Nominating/Corporate Governance Committee.

Patrick J. Moore

Chairman, President and Chief Executive Officer of Smurfit-Stone Container Corporation (a producer of paperboard and paper-based packaging products)

Mr. Moore, 51, joined ADM's Board in 2003. Mr. Moore serves on the Audit and Compensation/Succession Committees.

M. Brian Mulroney

Senior Partner, Ogilvy Renault (a law firm)

Mr. Mulroney, 66, is also a Director of Barrick Gold Corporation, TrizecHahn Corporation, Cendant Corporation, AOL Latin America, Inc., Quebecor, Inc., and Quebecor World, Inc. Mr. Mulroney formerly served as Prime Minister of Canada. He joined ADM's Board in 1993 and serves on the Executive Committee.

Thomas F. O'Neill

Principal of Sandler O'Neill & Partners, L.P.
(an investment banking firm)
Mr. O'Neill, 58, is also a Director of both the NASDAQ Stock Market, Inc. and Misonix, Inc. He joined ADM's Board in 2004. Mr. O'Neill serves on the Audit and Nominating/Corporate Governance Committees.

O. Glenn Webb

Farmer
Mr. Webb, 69, is the retired Chairman of the Board and President of GROWMARK, Inc., a farmer-owned cooperative. He joined ADM's Board in 1991 and currently serves as Vice Chairman of the Board. He chairs the Compensation/Succession Committee and serves on the Executive and Nominating/Corporate Governance Committees.

Kelvin R. Westbrook

President and Chief Executive Officer of
Millennium Digital Media, LLC
(a broadband services company)
Mr. Westbrook, 50, is also a Director of Angelica Corporation. He joined ADM's Board in 2003. Mr. Westbrook serves on the Audit and Nominating/Corporate Governance Committees.

Director Emeritus

Dwayne O. Andreas – Chairman Emeritus

EXECUTIVE COMMITTEE

G. Allen Andreas
Chairman and
Chief Executive Officer
Chairman, Executive Committee

Paul B. Mulhollem
President and
Chief Operating Officer

David J. Smith
Executive Vice President,
Secretary and General Counsel

Steven R. Mills
Group Vice President
and Controller

Douglas J. Schmalz
Senior Vice President
and Chief Financial Officer

John D. Rice
Executive Vice President
(Global Marketing and Risk Management)

William H. Camp
Executive Vice President
(Global Processing)


ADM

CORPORATE OFFICERS

G. Allen Andreas
Chairman and
Chief Executive Officer

Paul B. Mulhollem
President and
Chief Operating Officer

David J. Smith
Executive Vice President,
Secretary and General Counsel

William H. Camp
Executive Vice President
(Global Processing)

John D. Rice
Executive Vice President
(Global Marketing and Risk Management)

Lewis W. Batchelder
Senior Vice President
(Agricultural Services)

Edward A. Harjehausen
Senior Vice President
(Corn Milling, BioProducts and Feed)

Brian F. Peterson
Senior Vice President
(Corporate Affairs)

Douglas J. Schmalz
Senior Vice President
and Chief Financial Officer

Margaret M. Loebl
Group Vice President
(Finance)

Steven R. Mills
Group Vice President
and Controller

Raymond V. Preiksaitis
Group Vice President
(Information Technologies)

Jankees van der Wild
Group Vice President
(Oilseeds Processing)

Mark Bemis
Vice President
(Cocoa Operations)

J. Kevin Burgard
Vice President
(Specialty Food Ingredients)

Mark J. Cheviron
Vice President
(Security and Corporate Services)

Craig A. Fischer
Vice President
(Wheat Processing)

Dennis C. Garceau
Vice President
(Manufacturing and Technical Services)

Shannon Herzfeld
Vice President
(Government Relations)

Craig E. Huss
Vice President
(Transportation and Logistics)

Matthew J. Jansen
Vice President
(South American Operations)

Michael Lusk
Vice President
(Insurance and Risk Management)

Vikram Luthar
Vice President-Treasurer

Randy Moon
Vice President
(Human Resources)

John G. Reed, Jr.
Vice President
(Governmental Affairs)

Kenneth A. Robinson
Vice President
(Commodity Risk Management)

Ismael Roig
Vice President
(Planning and Business Development)

Scott A. Roney
Vice President
(Compliance and Ethics)

A. James Shafter
Vice President
and Assistant General Counsel

Stephen Yu
Vice President
(Asia-Pacific Operations)

Mark Zenuk
Vice President
(European and Asian Operations)

Ronald S. Bandler
Assistant Treasurer

Scott A. Roberts
Assistant Secretary
and Assistant General Counsel

Marc A. Sanner
Assistant Controller

STOCKHOLDER INFORMATION

Stock Exchanges

Archer Daniels Midland Company Common Stock is listed and traded on the New York Stock Exchange, Chicago Stock Exchange, Frankfurt Stock Exchange and the Swiss Stock Exchange.
Ticker symbol: ADM.

Transfer Agent and Registrar

Hickory Point Bank & Trust, fsb
P. O. Box 2548
225 North Water Street
Decatur, IL 62523
888/740-5512

Independent Auditors

Ernst & Young LLP, St. Louis, MO

Notice of Annual Meeting

The Annual Meeting of Shareholders of the Company will be held at the James R. Randall Research Center at 1001 Brush College Road on November 3, 2005, commencing at 11:00 a.m. The Annual Meeting of Shareholders will be Web cast live: www.admworld.com/AnnualMeeting/. Proxies will be requested by Management on or about September 22, 2005, at which time a Proxy Statement and Form of Proxy will be sent to Shareholders.

Mailing Address

Archer Daniels Midland Company
P. O. Box 1470
Decatur, IL 62525
U.S.A.

Phone Number

Investor Relations: 217/424-4647

Internet

www.admworld.com

Copies of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K will be available to shareholders without charge upon written request to the Investor Relations Department.

Archer Daniels Midland Company is an equal opportunity employer.

Executive Certifications

The Company's 2005 Annual Report on Form 10-K filed with the Securities and Exchange Commission includes, as Exhibit 31, certifications of the Company's Chief Executive Officer and Chief Financial Officer as required by Section 302 of the Sarbanes-Oxley Act of 2002. On November 16, 2004, the Company submitted to the New York Stock Exchange (NYSE) a certificate of the Chief Executive Officer certifying that he is not aware of any violation by the Company of the NYSE corporate governance listing standards.

Safe Harbor Statement

The annual report contains forward-looking information that is subject to certain risk and uncertainties that could cause actual results to differ materially from those projected, expressed, or implied by such forward-looking information. In some cases, you can identify forward-looking statements by our use of words such as "may, will, should, anticipates, believes, expects, plans, future, intends, could, estimate, predict, potential or contingent," the negative of these terms or other similar expressions. The Company's actual results could differ materially from those discussed or implied herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Company's Form 10-K for the fiscal year ended June 30, 2005. Among these risks are legislative acts, changes in the prices of food, feed and other commodities, including gasoline, and macroeconomic conditions in various parts of the world. To the extent permitted under applicable law, the Company assumes no obligation to update any forward-looking statements as a result of new information or future events.

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